Total pages - 73


07073993

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER / RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:



- Securities Act Rule 801 (Rights Offering) ☐
- Securities Act Rule 802 (Exchange Offer) ☐
- Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) ☐
- Exchange Act Rule 14d-1(c) (Third Party Tender Offer) ☑
- Exchange Act Rule 14e-2(d) (Subject Company Response) ☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(7) ☒

Pulse Data Inc.

(Name of Subject Company)

Not applicable

(Translation of Subject Company's Name into English (if applicable))

Canada

(Jurisdiction of Subject Company's Incorporation or Organization)

6818862 Canada Inc.

(Name of Person(s) Furnishing Form)

Common Shares

(Title of Class of Subject Securities)

Not applicable

(CUSIP Number of Class of Securities (if applicable))


PROCESSED
AUG 20 2007
THOMSON
FINANCIAL

Douglas Cutts
President and Chief Executive Officer
Suite 2400,
639 - 5th Avenue S.W.
Calgary, Alberta T2P 6M9
(403) 237-5559

(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August 10, 2007

(Date Tender Offer / Rights Offering Commenced)

PART I
INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) The following documents have been delivered to holders of securities or published in the home jurisdiction of Pulse Data Inc. (the "Company") and are required to be disseminated to U.S. security holders or published in the United States:

- Offer to Purchase all of the outstanding Common Shares of the Company dated August 10, 2007, a copy of which is furnished as Exhibit I.(1) to this Form CB;

- Circular furnished by 6818862 Canada Inc. dated August 10, 2007, a copy of which is furnished as Exhibit I.(2) to this Form CB;

- Form Letter of Acceptance and Transmittal, a copy of which is furnished as Exhibit I (3) to this Form CB; and

- Form of Notice of Guaranteed Delivery, a copy of which is furnished as Exhibit I (4) to this Form CB.

(b) Not applicable.

Item 2. Informational Legends

Not Applicable

PART II
INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1) The following documents have been made publicly available in connection with the transaction in accordance with the requirements of the Company's home jurisdiction but need not be disseminated to security holders:

- Advertisement furnished by 6818862 Canada Inc. dated August 13, 2007, a copy of which is furnished as Exhibit II.(1) to this Form CB.

(2) Not Applicable

(3) Not Applicable

PART III
CONSENT TO SERVICE OF PROCESS

6818862 Canada Inc. is filing with the U.S. Securities and Exchange Commission a written irrevocable consent and power of attorney on Form F-X concurrently with the furnishing of this Form CB.

2

PART IV
SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6818862 CANADA INC.

By Marcia H. Kendrick

Name: Marcia H. Kendrick
Title: Secretary

Date: August 10, 2007

EXHIBIT INDEX

Exhibit	Description
I.(1)	Offer to Purchase all of the outstanding Common Shares of Pulse Data Inc. dated August 10, 2007.
I.(2)	Circular furnished by 6818862 Canada Inc. dated August 10, 2007.
I.(3)	Form Letter of Acceptance and Transmittal.
I.(4)	Form of Notice of Guaranteed Acceptance.
II.(1)	Advertisement furnished by 6818862 Canada Inc. dated August 13, 2007.

Exhibit I.(1)

See Attached

This document is important and requires your immediate attention. If you have any questions as to how to deal with it, you should consult your investment dealer, broker, bank manager, accountant, lawyer or other professional advisor. The Offer has not been approved or disapproved by the United States Securities and Exchange Commission or any securities regulatory authority in Canada or the United States or any other jurisdiction nor has any securities regulatory authority expressed an opinion about, or passed upon the fairness or merits of, the Offer contained in this document or the adequacy of the information contained in this document. Any representation to the contrary is unlawful.

August 10, 2007

6818862 CANADA INC.,
an indirect wholly-owned subsidiary of

SEITEL, INC.


SEITEL

OFFERS TO PURCHASE FOR CASH

all of the outstanding Common Shares
of

PULSE DATA INC.

at a price of
$3.10 Per Common Share

6818862 Canada Inc. (the "Offeror"), a corporation incorporated under the laws of Canada and an indirect wholly-owned subsidiary of Seitel, Inc., a corporation incorporated under the laws of the State of Delaware ("Seitel"), hereby offers to purchase (the "Offer"), upon the terms and subject to the conditions set forth in this Offer and in the related letter of acceptance and transmittal (the "Letter of Transmittal"), each issued and outstanding common share ("Pulse Data Common Share") of Pulse Data Inc. ("Pulse Data") for $3.10 per Pulse Data Common Share in cash, less any applicable withholding taxes and without interest (the "Offered Consideration"). Seitel, ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P. (collectively, the "Joint Actors") are acting jointly or in concert with the Offeror in connection with the Offer. The Offer is being made at a 11.9% premium to the market price of Pulse Data Common Shares based on the closing price of $2.77 of the Pulse Data Common Shares on the Toronto Stock Exchange (the "TSX") on June 18, 2007, the last trading day prior to the announcement of an offer by Quantum Yield Inc. to purchase all of the outstanding Pulse Data Common Shares, which offer was withdrawn on June 28, 2007 and cease traded on June 29, 2007 by the Alberta Securities Commission. The Offer also represents a premium of approximately 14.8% over the price of $2.70 per share at which Pulse Data completed a bought deal private placement of 6,440,000 Pulse Data Common Shares on July 27, 2007, and a premium of approximately 3.3% over the closing price of $3.00 of the Pulse Data Common Shares on the TSX on August 9, 2007, which was the last trading day prior to the date hereof.

The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on September 18, 2007 (the "Expiry Time") unless the Offer is extended or withdrawn by the Offeror.

The Offer is subject to certain conditions, which are described in Section 2 of the Offer to Purchase, "Conditions of the Offer", beginning on page 8, including, without limitation, there having been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Pulse Data Common Shares that, when added to the Pulse Data Common Shares then owned by the Offeror, the Joint Actors or any of their respective affiliates, constitutes at least 66⅔% of the Pulse Data Common Shares outstanding (calculated on a fully diluted basis) at the time Pulse Data Common Shares are taken up under the Offer. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take up and pay for Pulse Data Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror prior to the Expiry Time. **The Offer is not subject to any financing condition.**

The Information Agent for the Offer is:

Innisfree M&A Incorporated

6

The Offeror is making the Offer to acquire all of the outstanding Pulse Data Common Shares. If Pulse Data Common Shares validly deposited under the Offer are taken up and paid for, the Offeror currently intends, subject to applicable law, to acquire, directly or indirectly, all outstanding Pulse Data Common Shares not deposited under the Offer by way of a subsequent acquisition transaction. The terms of any such subsequent acquisition transaction will provide that each such outstanding Pulse Data Common Share will entitle its holder to receive a price per Pulse Data Common Share at least equal to that paid under the Offer.

Pulse Data Common Shares currently trade on the TSX under the symbol "PSD".

If you wish to accept the Offer you should either (i) complete and sign the accompanying Letter of Transmittal (printed on **blue** paper) (or a manually signed facsimile copy thereof) in accordance with the instructions in the Letter of Transmittal and mail or deliver it together with the certificate(s) evidencing deposited Pulse Data Common Shares, and any other required documents, to CIBC Mellon Trust Company as depositary (the "Depositary"), at any of its offices specified in the Letter of Transmittal, (ii) deposit your Pulse Data Common Shares under the Offer pursuant to the procedures for book-entry transfer set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance", or (iii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Pulse Data Common Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee you must contact such broker, dealer, commercial bank, trust company or other nominee if you wish to deposit your Pulse Data Common Shares under the Offer.

If you wish to deposit your Pulse Data Common Shares under the Offer and (i) the certificates representing your Pulse Data Common Shares are not immediately available, (ii) you cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) you cannot comply with the procedures for book-entry transfer on a timely basis, your Pulse Data Common Shares may nevertheless be validly deposited under the Offer in compliance with the procedures for guaranteed delivery using the accompanying notice of guaranteed delivery (printed on **yellow** paper) (the "Notice of Guaranteed Delivery"). See Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

All Pulse Data Common Shares taken up under the Offer will be paid for in Canadian dollars only.

Questions or requests for assistance may be directed to the Information Agent at its address and telephone numbers as set forth on the back cover of this document. Requests for additional copies of this document, the accompanying Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent, and copies will be furnished promptly at the Offeror's expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Offeror has not authorized anyone to provide any information or make any representation about the Offeror or its affiliates that is different from, or in addition to, the information and representations contained in the Offer or in any materials regarding the Offeror or its affiliates accompanying this document or incorporated by reference herein or therein. You should not rely on any information or any representation regarding the Offeror or its affiliates not contained in this document or not contained in any material accompanying this document or incorporated by reference in it.

While the Offer is being made to all holders of Pulse Data Common Shares, this document does not constitute an offer or a solicitation in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made in, nor will deposits be accepted in or from, any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. However, the Offeror may, in its sole discretion, take such action as it may deem necessary to make the Offer in any such jurisdiction. Any holder of Pulse Data Common Shares in a jurisdiction in which such an offer or solicitation is unlawful may collect copies of this document and related documents at the offices of the Depositary set forth on the back cover of this document.

The information contained in this document speaks only as of the date of this document, and the Offeror does not undertake any duty to update any such information, except to reflect a material change in the information previously disclosed as required by applicable law.

THIS DOCUMENT AND THE RELATED LETTER OF TRANSMITTAL AND, IF APPLICABLE, THE NOTICE OF GUARANTEED DELIVERY CONTAIN IMPORTANT INFORMATION AND YOU SHOULD CAREFULLY READ THEM IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER.

NOTICE TO SHAREHOLDERS IN THE UNITED STATES

This transaction has not been approved or disapproved by the United States Securities and Exchange Commission (the "SEC") or any state securities regulatory authority, nor has the SEC or any state securities regulatory authority passed upon the accuracy or adequacy of the Offer and Circular. Any representation to the contrary is a criminal offense.

The Offer is being made for the securities of a foreign issuer in accordance with the applicable disclosure requirements in Canada. Shareholders should be aware that these requirements are different from those in force in the United States. The Offer is being made in the United States pursuant to an exemption from the U.S. tender offer rules provided by Rule 14d-1(c) promulgated under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act").

The enforcement by shareholders of civil liabilities under U.S. federal securities laws may be affected adversely by the fact that the Offeror is organized under the laws of Canada, that some of the Offeror's directors reside outside the United States and that all or a substantial portion of the assets of the Offeror and such persons may be located outside the United States. It may be difficult to compel the Offeror and its affiliates to subject themselves to the jurisdiction of a U.S. court or to enforce a judgment obtained from a U.S. court.

To the extent permissible under Canadian and U.S. law, the Offeror, the Joint Actors and their respective nominees, advisors or brokers (acting as agents) may make certain purchases of, or arrangements to purchase, Pulse Data Common Shares outside the United States during the period in which the Offer remains open for acceptance. Any such purchases, or arrangements to purchase, must comply with applicable Canadian rules, including the restriction that such purchases not exceed 5% of the outstanding Pulse Data Common Shares as of the date of the Offer. The Offeror will disclose such purchases, if any, as required by Canadian law or the rules and regulations of the TSX and will also publicly release such information in the United States. Any Pulse Data Common Shares purchased by the Offeror during the Offer other than pursuant to the Offer would be counted in the determination as to whether the Minimum Tender Condition has been fulfilled.

Shareholders in the United States should be aware that the disposition of Pulse Data Common Shares by you as described herein may have tax consequences both in the United States and in Canada. Such consequences may not be fully described herein and you are encouraged to consult your tax advisors. See Section 18 of the Circular, "Material U.S. Federal Income Tax Considerations" beginning on page 31, and Section 17 of the Circular, "Material Canadian Federal Income Tax Considerations" beginning on page 28.

NOTICE TO HOLDERS OF OPTIONS OR OTHER RIGHTS TO ACQUIRE PULSE DATA COMMON SHARES

The Offer is made only for Pulse Data Common Shares. The Offer is not made for any options, warrants or any other rights (collectively, "Options") to acquire Pulse Data Common Shares. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of such securities and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure (a) that Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance" or (b) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". If a holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, to the extent permitted, after the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction (as defined under "Definitions" below), each Option will represent only the right to receive the amount of cash which the holder of such Option would have been entitled to receive upon the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction, as the case may be, if such holder had exercised such Option immediately prior to such transaction.

The tax consequences to holders of Options of exercising their Options are not described in the Offer and Circular. Holders of Options should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their Options.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

Certain statements contained in Section 6 of the Circular, "Purpose of the Offer and Seitel's Plans for Pulse Data", in addition to certain statements contained elsewhere in the Offer and Circular, contain forward-looking statements and are prospective. Words such as "anticipates", "expects", "intends", "plans", "forecasts", "projects", "budgets", "believes", "seeks", "estimates", "could", "might", "should", and similar expressions identify forward-looking statements. Such forward-looking statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results, performance or achievements of the Offeror to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements. The Offeror disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.

REPORTING CURRENCY

All references to "$" or "dollars" in this document refer to Canadian dollars, unless otherwise indicated.

The financial information regarding Pulse Data contained in the Offer and Circular is reported in Canadian dollars and, according to Pulse Data, Pulse Data's audited consolidated financial statements and the notes thereto have been prepared in accordance with Canadian GAAP.

INFORMATION CONCERNING PULSE DATA

Except as otherwise indicated, the information concerning Pulse Data contained in the Offer and Circular has been taken from or is based upon publicly available documents and records of Pulse Data on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. None of the Offeror, the Joint Actors or any of their respective directors, officers or general partners assumes any responsibility for the accuracy or completeness of such information, including for any failure by Pulse Data to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or the Joint Actors. None of the Offeror or the Joint Actors has any means of verifying the accuracy or completeness of any of the information contained herein that is derived from Pulse Data's publicly available documents or records or whether there has been any failure by Pulse Data to disclose events that may have occurred or may affect the significance or accuracy of any information.

TABLE OF CONTENTS

DEFINITIONS

In the Offer and Circular, unless the context otherwise requires, the following terms have the meanings set forth below. All references to "$" or "dollars" are to the currency of Canada unless otherwise indicated.

"**2D**" means two dimensional.

"**3D**" means three dimensional.

"**AMF**" means Autorité des marchés financiers (Québec).

"**ASC**" means the Alberta Securities Commission.

"**Appropriate Approvals**" means those sanctions, rulings, consents, orders, exemptions, permits and other approvals (including the lapse, without objection, waiver or termination of a prescribed time under a statute or regulation that states that a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) of Governmental Entities, which the Offeror may deem necessary or advisable in connection with the consummation of the Offer.

"**Book-Entry Confirmation**" means a confirmation of book-entry transfer of a Shareholder's Pulse Data Common Shares into the Depositary's account at CDS.

"**business day**" means any day of the week other than a Saturday, Sunday or a statutory or civic holiday observed in Toronto, Canada or Calgary, Canada.

"**Canadian GAAP**" means Canadian generally accepted accounting principles.

"**CBCA**" means the *Canada Business Corporations Act,* as amended.

"**CDS**" means CDS Clearing and Depository Services Inc.

"**CDSX**" means the CDS on-line tendering system pursuant to which book-entry transfers may be effected.

"**Circular**" means the offering circular accompanying the Offer to Purchase.

"**Compulsory Acquisition**" has the meaning set forth in Section 7 of the Circular, "Acquisition of Shares Not Deposited".

"**Depositary**" means CIBC Mellon Trust Company.

"**Eligible Institution**" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

"**Expiry Date**" means September 18, 2007 or such later date as is set out in a notice of extension of the Offer issued at any time and from time to time extending the period during which Pulse Data Common Shares may be deposited under the Offer, provided that, if such day is not a business day, then the Expiry Date shall be the next business day.

"**Expiry Time**" means 5:00 p.m. (Toronto time) on the Expiry Date.

"**fully diluted basis**" means, with respect to the number of outstanding Pulse Data Common Shares at any time, the number of Pulse Data Common Shares that would be outstanding if all rights to acquire Pulse Data Common Shares were exercised, other than those which are not, and cannot in accordance with their terms, become exercisable within 120 days following the Expiry Time, but including, for the purposes of this calculation, all Pulse Data Common Shares issuable upon the exercise of Options, whether vested or unvested.

"**GAAP**" means generally accepted accounting principles.

"**Governmental Entity**" means (a) any multinational, federal, provincial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, domestic or foreign; (b) any subdivision, agent, commission, board, or authority of any of the foregoing; (c) any self-regulatory authority or the TSX; or (d) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing.

"Information Agent" means Innisfree M&A Incorporated.

"Joint Actors" means, collectively, Seitel, ValueAct Capital and ValueAct Capital III.

"Laws" means all laws, by-laws, statutes, rules, regulations, principles of law, orders, ordinances, judgments, decrees or other requirements and the terms and conditions of any grant of approval, permission, authority or licence of any Governmental Entity and the term "applicable" with respect to such laws and in a context that refers to one or more Persons, means such laws as are applicable to such Person or its business, undertaking, property or securities and emanate from a Person having jurisdiction over the Person or Persons or its or their business, undertaking, property or securities.

"Letter of Transmittal" means the letter of acceptance and transmittal in the form accompanying the Offer and Circular (printed on **blue** paper).

"Minimum Tender Condition" means the condition to the Offer that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Pulse Data Common Shares that, when added to the Pulse Data Common Shares then owned by the Offeror, the Joint Actors or any of their respective affiliates, constitutes at least 66⅔% of the Pulse Data Common Shares outstanding (on a fully diluted basis) at the time the Pulse Data Common Shares are taken up.

"Notice of Guaranteed Delivery" means the notice of guaranteed delivery in the form accompanying the Offer and Circular (printed on **yellow** paper).

"Offer" means the Offeror's offer to purchase the Pulse Data Common Shares made hereby, the terms and conditions of which are set forth in the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery.

"Offer and Circular" means the Offer to Purchase and the Circular, collectively.

"Offer to Purchase" means the offer to purchase Pulse Data Common Shares forming part of the Offer and Circular.

"Offered Consideration" means the consideration to be paid by the Offeror for the Pulse Data Common Shares.

"Offeror" means 6818862 Canada Inc., a company incorporated under the CBCA and an indirect wholly-owned subsidiary of Seitel.

"Option" means an option, warrant or other right to purchase Pulse Data Common Shares granted under the Stock Option Plan or pursuant to any other arrangement.

"OSC" means the Ontario Securities Commission.

"Person" includes an individual, partnership, association, body corporate, joint venture, business organization, trustee, executor, administrator, legal representative, government (including any Governmental Entity) or any other entity, whether or not having legal status.

"Private Placement" means the bought deal private placement of 6,440,000 Pulse Data Common Shares completed by Pulse Data on July 27, 2007 for gross proceeds of $17,388,000.

"Pulse Data" means Pulse Data Inc., a company existing under the federal laws of Canada, and, unless the context requires otherwise, includes its Subsidiaries.

"Pulse Data Board" means the Board of Directors of Pulse Data.

"Pulse Data Material Adverse Effect" means any change, effect, event, occurrence or state of facts that is, or would reasonably be expected to be, material and adverse to the assets, business, operations, prospects or financial condition (including cash resources) of Pulse Data and its Subsidiaries taken as a whole, other than any change, effect, event, occurrence or state of facts relating to the economy, securities markets or energy sector.

"Pulse Data Common Share" means a common share in the capital of Pulse Data.

"Purchased Securities" means the Pulse Data Common Shares taken up and paid for by the Offeror under the Offer.

"Quantum" means Quantum Yield Inc.

"Regulation Q-27" means Regulation No. Q-27 of the AMF entitled "Protection of Minority Securityholders in the course of Certain Transactions".

"Rule 61-501" means OSC Rule 61-501 entitled "Insider Bids, Issuer Bids, Business Combinations and Related Party Transactions".

"Seitel" means Seitel, Inc., a corporation organized under the laws of the State of Delaware.

"Shareholder" means a holder of Pulse Data Common Shares.

"Stock Option Plan" means Pulse Data's stock option plan.

"Subsequent Acquisition Transaction" has the meaning set forth in Section 7 of the Circular, "Acquisition of Shares Not Deposited".

"Subsidiary" means, with respect to a specified body corporate, any body corporate of which more than 50% of the outstanding shares ordinarily entitled to elect a majority of the board of directors thereof (whether or not shares of any other class or classes shall or might be entitled to vote upon the happening of any event or contingency) are at the time owned directly or indirectly by such specified body corporate and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to a Subsidiary.

"Take-Up Date" means any date upon which the Offeror takes up or acquires Pulse Data Common Shares pursuant to the Offer.

"Tax Act" means the *Income Tax Act* (Canada), as amended.

"TSX" means the Toronto Stock Exchange.

"U.S. Holder" has the meaning set forth in Section 18 of the Circular, "Material U.S. Federal Income Tax Considerations".

"ValueAct Capital" means ValueAct Capital Master Fund, L.P., a limited partnership governed under the laws of the British Virgin Islands.

"ValueAct Capital III" means ValueAct Capital Master Fund III, L.P., a limited partnership governed under the laws of the British Virgin Islands.

SUMMARY

This summary highlights information more fully discussed elsewhere in the Offer and Circular. This summary is not intended to be complete and is qualified by reference to the more detailed information contained in the Offer and Circular. Shareholders are urged to review the more detailed information about Seitel, the Offeror and the Offer provided elsewhere in the Offer and Circular.

The Offer

The Offeror, an indirect wholly-owned subsidiary of Seitel, is offering, on the terms and subject to the conditions of the Offer, to purchase, at a price of $3.10 in cash per share, all of the issued and outstanding Pulse Data Common Shares. The Joint Actors are acting jointly or in concert with the Offeror in connection with the Offer. See Section 1 of the Offer to Purchase, "The Offer".

The Offer is being made at a 11.9% premium to the market price of Pulse Data Common Shares based on the closing price of $2.77 of the Pulse Data Common Shares on the TSX on June 18, 2007, the last trading day prior to the announcement of an offer by Quantum to purchase all of the outstanding Pulse Data Common Shares, which offer was withdrawn on June 28, 2007 and cease traded on June 29, 2007 by the ASC. The Offer also represents a premium of approximately 14.8% over the price of $2.70 per share at which Pulse Data completed the Private Placement on July 27, 2007, and a premium of approximately 3.3% over the closing price of $3.00 of the Pulse Data Common Shares on the TSX on August 9, 2007, which was the last trading day prior to the date hereof.

The Offer is made only for Pulse Data Common Shares. The Offer is not made for any Options. Any holder of Options who wishes to accept the Offer should, to the extent permitted by the terms of the security and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares pursuant to the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure (a) that Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance" or (b) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery".

The Offer is an "insider bid" for purposes of Rule 61-501 and Q-27. Neither the Offeror nor the directors or senior officers of the Offeror are aware of the existence of any valuation in respect of Pulse Data that has been made in the 24 months before the date of the Offer. The Offeror is exempt from the valuation requirements of Rule 61-501 and Q-27 as neither the Offeror nor any joint actor with the Offeror has, or has had within the preceding 12 months, any board or management representation in respect of Pulse Data, or has knowledge of any material information concerning Pulse Data or its securities that has not been generally disclosed.

Seitel, Inc.

Seitel, a Delaware corporation, is a leading provider of seismic data to the oil and gas industry in North America. It owns an extensive library of proprietary onshore and offshore seismic data that it has accumulated since its inception in 1982 and that it licenses to a wide range of oil and gas companies. Seitel's seismic data library includes both onshore and offshore 3D and 2D data. The majority of its onshore seismic data covers sections of the U.S. Gulf Coast, including Eastern Texas, Southern Louisiana and Mississippi, as well as Western Canada, the Rocky Mountains and Northern Louisiana. Seitel also owns a library of offshore data covering parts of the shelf and certain deep water areas in the Western and Central U.S. Gulf of Mexico and the waters off the coast of Eastern Canada. Seitel's customers range from small and mid-cap exploration and production companies and private prospecting individuals to large independent oil and gas companies and also include global oil and gas companies.

6818862 Canada Inc.

6818862 Canada Inc. is an indirectly wholly-owned subsidiary of Seitel that was incorporated for purposes of acquiring Pulse Data Common Shares and for making the Offer. The Offeror has not carried on any other business to date. The Offeror's registered office is located at 1900 Canada Place, 407 2nd Street SW, Calgary, Alberta T2P 2Y3.

Pulse Data Inc.

Pulse Data is a Calgary-based company specializing in information management, with a current focus on the energy sector.

Pulse Data's primary business is the acquisition, marketing and licensing of non-exclusive seismic data to the western Canadian energy sector, which it conducts through its general partnership, Pulse Seismic. Through its subsidiaries Terrapoint Canada Inc. and Terrapoint USA Inc. (together, "Terrapoint"), Pulse Data also provides services and technology solutions in the fields of airborne and ground based digital terrain mapping (LiDAR) and digital imaging to diverse markets.

Purpose of the Offer and Acquisition of Remaining Shares

The purpose of the Offer is to enable the Offeror to acquire all of the outstanding Pulse Data Common Shares. If the Offeror takes up and pays for the Pulse Data Common Shares validly deposited under the Offer, the Offeror currently intends to exercise its statutory right, if available, to acquire all the Pulse Data Common Shares not deposited under the Offer (i.e., a Compulsory Acquisition) or, if such statutory right of acquisition is not available, the Offeror currently intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby the Offeror will acquire any Pulse Data Common Shares not deposited under the Offer (i.e., a Subsequent Acquisition Transaction). See Section 6 of the Circular, "Purpose of the Offer and Seitel's Plans for Pulse Data", and Section 7 of the Circular, "Acquisition of Shares Not Deposited".

Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up and pay for any Pulse Data Common Shares deposited under the Offer unless all of the conditions of the Offer contained in Section 2 of the Offer to Purchase, "Conditions of the Offer", are satisfied or, where permitted, waived. These conditions include, among others, the condition that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Pulse Data Common Shares that, when added to the Pulse Data Common Shares then owned by the Offeror, the Joint Actors or any of their respective affiliates, constitutes at least 66⅔% of the Pulse Data Common Shares outstanding (on a fully diluted basis) at the time the Pulse Data Common Shares are taken up under the Offer. See Section 2 of the Offer to Purchase, "Conditions of the Offer".

Time and Manner of Acceptance

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on September 18, 2007 or until such later time and date to which the Offer may be extended by the Offeror at its discretion, unless the Offer is withdrawn by the Offeror.

Shareholders may accept the Offer by delivering to the Depositary for the Offer at its office specified in the Letter of Transmittal, so as to arrive there not later than the Expiry Time:

- the certificate or certificates representing Pulse Data Common Shares in respect of which the Offer is being accepted or, in the case of book-entry, a Book-Entry Confirmation (as described in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance");
- a Letter of Transmittal (printed on **blue** paper) in the form accompanying the Offer and Circular (or a manually signed facsimile copy), properly completed and manually signed (including any necessary signature guarantees) as required by the instructions and rules contained in the Letter of Transmittal; and
- any other relevant documents required by the instructions and rules contained in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Pulse Data Common Shares are not registered in their name should contact the Information Agent (see the back page of this document for contact information) or their broker, dealer, bank, trust company or other nominee for assistance in depositing their Pulse Data Common Shares. See Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

Shareholders who wish to deposit their Pulse Data Common Shares under the Offer but (a) whose certificates representing Pulse Data Common Shares are not immediately available, (b) who cannot deliver the certificates representing Pulse Data Common Shares and all other required documents to the Depositary before the Expiry Time, or (c) who cannot comply with the procedures for book-entry transfer on a timely basis, may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery (printed on **yellow** paper). See Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery".

Payment for Deposited Shares

If all of the conditions of the Offer have been satisfied or, where permitted, waived by the Offeror, the Offeror will become obligated to take up and pay for Pulse Data Common Shares validly deposited under, and not withdrawn from, the Offer within the time periods prescribed by applicable securities Laws. Any Pulse Data Common Shares deposited under the Offer after the first date on which Pulse Data Common Shares have been taken up and paid for by the Offeror will be taken up within ten days of that deposit. See Section 3 of the Offer to Purchase, "Take Up of and Payment for Deposited Pulse Data Common Shares".

Right to Withdraw Deposited Shares

All deposits of Pulse Data Common Shares under the Offer are irrevocable, except as provided in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Pulse Data Common Shares". Section 8 of the Offer to Purchase permits withdrawal of the Pulse Data Common Shares deposited under the Offer:

- at any time where the Pulse Data Common Shares have not been taken up by the Offeror;
- at any time before the expiration of ten days from the date of a notice of change (other than a change that is not within the control of the Offeror or its affiliates) or variation (other than a variation consisting solely of (a) the waiver of a condition or (b) an increase in the consideration offered for Pulse Data Common Shares where the Expiry Time is not extended for more than ten days) in respect of the Offer, but only if the Pulse Data Common Shares have not been taken up by the Offeror at the date of such notice of change or variation; or
- if the Pulse Data Common Shares have not been paid for by the Offeror within three business days after having been taken up.

See Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Pulse Data Common Shares".

Material Canadian Federal Income Tax Considerations

A Canadian resident Shareholder who holds Pulse Data Common Shares as capital property and who sells such shares pursuant to the Offer will generally realize a capital gain or capital loss under the Tax Act.

A Shareholder who is not a resident of Canada who disposes of Pulse Data Common Shares under the Offer will generally not be subject to tax in Canada if the Pulse Data Common Shares are not taxable Canadian property. See Section 17 of the Circular, "Material Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada".

Shareholders are urged to read carefully Section 17 of the Circular, "Material Canadian Federal Income Tax Considerations", and to consult their own tax advisor as to the tax consequences applicable to them in their particular circumstances.

Material U.S. Federal Income Tax considerations

A U.S. Holder (as defined in the Circular below) that disposes of Pulse Data Common Shares under the Offer will generally recognize capital gain or loss equal to the difference between (a) the cash that the U.S. Holder receives pursuant to the Offer and (b) the U.S. Holder's adjusted tax basis in the Pulse Data Common Shares disposed of in the Offer.

Shareholders are urged to read carefully Section 18 of the Circular, "Material U.S. Federal Income Tax Considerations", and to consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Depositary

CIBC Mellon Trust Company is acting as Depositary under the Offer. The Depositary will be responsible for receiving certificates representing deposited Pulse Data Common Shares and accompanying Letters of Transmittal and other documents. The Depositary also is responsible for receiving Notices of Guaranteed Delivery, giving notices, if required, and making payment for all Pulse Data Common Shares purchased by the Offeror under the terms of the Offer.

Information Agent

Innisfree M&A Incorporated has been retained to act as information agent in connection with the Offer.

Regulatory Requirements

The Offer is subject to all Appropriate Approvals having been obtained on terms satisfactory to the Offeror, in its reasonable judgment.

No Dissent Rights

No Shareholder will have dissent or appraisal rights in connection with the Offer. However, holders of Pulse Data Common Shares who do not tender their Pulse Data Common Shares to the Offer may have rights of dissent in the event the Offeror elects to acquire any Pulse Data Common Shares not acquired under the Offer by way of a Compulsory Acquisition or Subsequent Acquisition Transaction. See Section 7 of the Circular, "Acquisition of Shares Not Deposited".

OFFER TO PURCHASE

TO: THE HOLDERS OF SHARES OF PULSE DATA INC.

The accompanying Circular contains important information and should be read carefully before making a decision with respect to the Offer. This Offer to Purchase, together with the Circular, which is incorporated into and forms part of this Offer to Purchase, constitute the take-over bid circular required under applicable Canadian securities legislation.

1. The Offer

Subject to the terms and conditions set forth in Section 2 below and in the Letter of Transmittal and the Notice of Guaranteed Delivery, the Offeror, hereby offers to purchase, at a price of $3.10 per share, payable in cash, all of the issued and outstanding Pulse Data Common Shares. The Joint Actors are acting jointly or in concert with the Offeror in connection with the Offer.

Based on publicly available information, the Offeror believes that, as at July 27, 2007, there were approximately 54,456,753 Pulse Data Common Shares outstanding on a non-diluted basis and 59,578,008 Pulse Data Common Shares calculated on a fully diluted basis.

The Offer is being made at a 11.9% premium to the market price of Pulse Data Common Shares based on the closing price of $2.77 of the Pulse Data Common Shares on the TSX on June 18, 2007, the last trading day prior to the announcement of an offer by Quantum to purchase all of the outstanding Pulse Data Common Shares, which offer was withdrawn on June 28, 2007 and cease traded on June 29, 2007 by the ASC. The Offer also represents a premium of approximately 14.8% over the price of $2.70 per share at which Pulse Data completed the Private Placement on July 27, 2007, and a premium of approximately 3.3% over the closing price of $3.00 of the Pulse Data Common Shares on the TSX on August 9, 2007, which was the last trading day prior to the date hereof.

The Offer is made only for Pulse Data Common Shares and is not made for any Options to acquire Pulse Data Common Shares. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of such securities and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares under the Offer. Any such exercise must be sufficiently in advance of the Expiry Time to ensure (a) that Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance", or (b) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". Options may be exercised and the Pulse Data Common Shares issued pursuant to such exercise may be deposited under the Offer, to the extent permitted by the terms of such Options.

The Offer is an "insider bid" for purposes of Rule 61-501 and Q-27. Neither the Offeror nor the directors or senior officers of the Offeror are aware of the existence of any valuation in respect of Pulse Data that has been made in the 24 months before the date of the Offer. The Offeror is exempt from the valuation requirements of Rule 61-501 and Q-27 as neither the Offeror nor any joint actor with the Offeror has, or has had within the preceding 12 months, any board or management representation in respect of Pulse Data, or has knowledge of any material information concerning Pulse Data or its securities that has not been generally disclosed.

All cash payable under the Offer will be denominated in Canadian dollars.

The Offer will be open for acceptance until the Expiry Time unless withdrawn or extended.

2. Conditions of the Offer

The Offeror reserves the right to withdraw the Offer and not take up, purchase or pay for, and shall have the right to extend the period of time during which the Offer is open and postpone taking up and paying for, any Pulse Data Common Shares deposited under the Offer unless all of the following conditions are satisfied or, where permitted, waived by the Offeror prior to the Expiry Time:

(a) the Minimum Tender Condition;

(b) all Appropriate Approvals shall have been obtained on terms satisfactory to the Offeror, in its reasonable judgment;

(c) all outstanding Options to acquire Pulse Data Common Shares will have been exercised, cancelled or otherwise dealt with on terms satisfactory to the Offeror in its reasonable judgment;

(d) no act, action, suit or proceeding shall have been threatened or taken before or by any domestic or foreign court or tribunal or governmental agency or other regulatory authority or administrative agency or commission or by any elected or appointed public official or private Person in Canada or elsewhere, whether or not having the force of Law, and no Law (including, without limiting the generality of the foregoing, any tax Law) shall have been proposed, enacted, promulgated or applied, in either case:

  (i) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Pulse Data Common Shares or the right of the Offeror to own or exercise full rights of ownership of the Pulse Data Common Shares;

  (ii) which would result in a Pulse Data Material Adverse Effect; or

  (iii) which challenges or would prevent or make uncertain the ability of the Offeror or its affiliates to effect a Compulsory Acquisition or Subsequent Acquisition Transaction;

(e) there shall not exist any prohibition at Law against the Offeror making the Offer, taking up and paying for any Pulse Data Common Shares deposited under the Offer or effecting a Compulsory Acquisition or Subsequent Acquisition Transaction;

(f) there shall not exist or have occurred any change (or any condition, event or development involving a prospective change) in the business, operations (including results of operations), assets, capitalization, condition (financial or otherwise), prospects, licences, permits, rights, privileges or liabilities, whether contractual or otherwise, of Pulse Data, which, when considered either individually or in the aggregate, would result in a Pulse Data Material Adverse Effect;

(g) there shall not have occurred or been threatened on or after the date of the Offer: (i) any general suspension of trading in, or limitation on prices for, securities on the TSX; (ii) any extraordinary or material adverse change in the financial markets in Canada or the United States; (iii) any change in the general political, market, economic or financial conditions in any country that could, in the reasonable judgment of the Offeror, have a Pulse Data Material Adverse Effect; (iv) a material change in United States or Canadian currency exchange rates or a suspension of, or limitation on, the markets therefor; (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in Canada or the United States; (vi) any limitation (whether or not mandatory) by any Governmental Entity on, or other event that, in the reasonable judgment of the Offeror, might affect the extension of credit by banks or other lending institutions in Canada or the United States; (vii) a commencement of war or armed hostilities or other national or international calamity involving Canada or the United States; or (viii) a material acceleration or worsening of any of the foregoing events or circumstances, if such events or circumstances already are existing at the time of the commencement of the Offer;

(h) the Offeror shall have determined in its reasonable judgment that, except as otherwise publicly disclosed by Pulse Data prior to the date of the Offer, no property right, franchise or licence of Pulse Data has been or may be impaired (which impairment has not been cured or waived) or otherwise adversely affected, or threatened to be impaired or adversely affected, whether as a result of the making of the Offer, the taking up and paying for Pulse Data Common Shares deposited under the Offer, the completion of a Compulsory Acquisition or Subsequent Acquisition Transaction or otherwise;

(i) the Offeror shall have determined in its reasonable judgment that no covenant, term or condition exists in any instrument or agreement to which Pulse Data or any of its entities is a party or to which any of their properties or assets are subject which might make it inadvisable for the Offeror to proceed with the Offer and/or the taking up and paying for Pulse Data Common Shares under the Offer, including without limitation any default, right of termination, acceleration or other adverse event that may ensue as a result of the Offeror taking up and paying for the Pulse Data Common Shares under the Offer or completing a Compulsory Acquisition or a Subsequent Acquisition Transaction;

(j) unless the Offeror deems it unnecessary in the exercise of its sole discretion, the Offeror shall have been provided with, or given access to, in a timely manner, all non-public information relating to Pulse Data or any of its affiliates or associates as may be given, provided or made available by Pulse Data or any of its affiliates or associates at any time after the announcement of the Offer, or within 120 days prior to the announcement of the Offer, to any other potential acquiror of any Pulse Data Common Shares or of a significant portion of the assets of Pulse Data or any of its affiliates or associates, or to any other potential acquiror considering (or seeking such information in order to consider) any merger, amalgamation, statutory arrangement or similar business combination with Pulse Data or any of its affiliates or associates, on substantially the same terms and conditions as may be imposed on such other potential acquirer;

(k) the Offer, if completed, shall not trigger any Pulse Data Material Adverse Effect;

(l) the Offeror shall have determined in its reasonable judgment that Pulse Data and its affiliates and associates have not taken any action or have failed to take any action which might make it inadvisable for the Offeror to proceed with the Offer and/or with the taking up and paying for Pulse Data Common Shares under the Offer and/or with the implementation of the Offeror's plans as described in Section 6 of the Circular, "Purpose of the Offer and Seitel's Plans for Pulse Data" and Section 7 of the Circular, "Acquisition of Shares Not Deposited"; including, without limiting the generality of the foregoing, any issuance of Pulse Data Common Shares or other securities or Options to purchase Pulse Data Common Shares or other securities, any payments or distributions out of the ordinary course, any agreement or understanding relating to the sale, disposition of or other dealing with the business or properties of Pulse Data, its affiliates or associates or any part thereof or interest therein or relating to the rights of Pulse Data, its affiliates or associates to manage, operate or control the conduct of the business or any part thereof; and

(m) the Offeror shall not have become aware of any untrue statement of a material fact, or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made and at the date it was made (after giving effect to all subsequent filings in relation to all matters covered in earlier filings), in any document filed by or on behalf of Pulse Data with any regulatory authority in Canada or elsewhere.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such condition. The Offeror may, in the Offeror's sole discretion, waive any of the foregoing conditions, in whole or in part, at any time and from time to time prior to the Expiry Time, without prejudice to any other rights which the Offeror may have. The failure by the Offeror at any time prior to the Expiry Time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time prior to the Expiry Time.

Any waiver of a condition or the withdrawal of the Offer shall be effective upon written notice or other communication confirmed in writing by the Offeror to that effect to the Depositary at its principal office in Toronto. The Offeror, forthwith after giving any such notice, shall make a public announcement of such waiver or withdrawal, shall cause the Depositary, if required by applicable Laws, as soon as practicable thereafter to notify Shareholders in the manner set forth below in Section 11 of the Offer to Purchase, "Notice and Delivery", and shall provide a copy of such notice to the TSX. Any notice of waiver will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its principal office in Toronto. In the event of any waiver, all Pulse Data Common Shares deposited previously and not taken up or withdrawn will remain subject to the Offer and may be accepted for purchase by the Offeror in accordance with the terms of the Offer. If the Offer is withdrawn, the Offeror shall not be obligated to take up or pay for any Pulse Data Common Shares deposited under the Offer and the Depositary will promptly return all deposited Pulse Data Common Shares to the parties by whom they were deposited in acceptance of the Offer. See Section 9 of the Offer to Purchase, "Return of Deposited Pulse Data Common Shares".

3. Take Up of and Payment for Deposited Pulse Data Common Shares

If all of the conditions referred to above in Section 2 of the Offer to Purchase, "Conditions of the Offer", have been fulfilled or, where permitted, waived at the Expiry Time, the Offeror will become obligated (a) to take up the Pulse Data Common Shares that were validly deposited under the Offer and not withdrawn, no later than ten days from the Expiry Date, and (b) to pay as soon as practical for the Pulse Data Common Shares it has taken up, not later than the earlier of (i) the tenth day after the Expiry Date, and (ii) three business days after taking up the Pulse Data Common Shares.

The Offeror will be deemed to have taken up and accepted for payment Pulse Data Common Shares validly deposited and not withdrawn under the Offer if, as and when the Offeror gives written notice or other communication confirmed in writing to the Depositary to that effect.

The Offeror will pay for Pulse Data Common Shares validly deposited under the Offer and not withdrawn by providing the Depositary with the Offered Consideration in the form of sufficient funds for transmittal to Persons that validly deposited Pulse Data Common Shares under the Offer. Under no circumstances will interest accrue or be paid on the Offered Consideration by the Offeror or the Depositary to Persons that deposited Pulse Data Common Shares, regardless of any delay in making such payment.

The Depositary will act as the agent of the Persons who have deposited Pulse Data Common Shares under the Offer for the purposes of receiving payment from the Offeror and transmitting such payment to such Persons. Receipt of the cash representing the Offered Consideration by the Depositary shall be deemed to constitute receipt of payment by Persons that deposited Pulse Data Common Shares.

Settlement and payment for Pulse Data Common Shares taken up by the Offeror will be made in Canadian funds in the form of a cheque issued by the Depositary. Unless otherwise directed by the Letter of Transmittal, the cheques will be issued in the name of the registered holder of the Pulse Data Common Shares so deposited. Unless the Person depositing the Pulse Data Common Shares instructs the Depositary to hold the cheque for pick-up by checking the appropriate box in the Letter of Transmittal, the cheque will be forwarded by first class insured mail to such Person at the address specified in the Letter of Transmittal. If no such address is specified, the cheque will be sent by first class insured mail to the address of the holder as shown on the securities register maintained by or on behalf of Pulse Data. Cheques mailed in accordance with this paragraph will be deemed to be delivered at the time of mailing.

4. Time and Manner of Acceptance

Time for Acceptance

The Offer is open for acceptance, unless withdrawn or extended at the sole discretion of the Offeror, until the Expiry Time, being 5:00 p.m. (Toronto time) on the Expiry Date. See Section 6 of the Offer to Purchase, "Extensions, Variations and Changes to the Offer".

Acceptance by Letter of Transmittal

Shareholders may accept the Offer by delivering to the Depositary for the Offer at its office specified in the Letter of Transmittal (printed on **blue** paper), so as to arrive there not later than the Expiry Time:

(a) the certificate or certificates representing Pulse Data Common Shares in respect of which the Offer is being accepted or, in the case of book-entry, a Book-Entry Confirmation;

(b) a Letter of Transmittal in the form accompanying the Offer and Circular (or a manually signed facsimile copy), properly completed and manually signed (including any necessary signature guarantees) as required by the instructions and rules contained in the Letter of Transmittal; and

(c) any other relevant documents required by the instructions and rules contained in the Letter of Transmittal.

The Offer will be deemed to be accepted only if the Depositary has actually received these documents at or before the Expiry Time. Shareholders whose Pulse Data Common Shares are not registered in their name should contact the Information Agent (see the back page of this document for contact information) or their broker, dealer, bank, trust company or other nominee for assistance in depositing their Pulse Data Common Shares.

Shareholders who wish to deposit their Pulse Data Common Shares under the Offer but (a) whose certificates representing Pulse Data Common Shares are not immediately available, (b) who cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (c) who cannot comply with the procedures for book-entry transfer on a timely basis, may use the procedures for guaranteed delivery set forth in the Notice of Guaranteed Delivery (printed on **yellow** paper). See Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery".

Acceptance by Book-Entry Transfer

Shareholders who have an account maintained by CDS may accept the Offer by following the procedures for a book-entry transfer established by CDS, provided that a Book-Entry Confirmation of a Shareholder's Pulse Data Common Shares into the Depositary's account at CDS, through CDSX, is received by the Depositary at its office specified in the Letter of Transmittal at or before the Expiry Time. The Depositary has established an account at CDS for the purpose of the Offer. Any financial institution that is a participant in CDS may cause CDS to make a book-entry transfer of a Shareholder's Pulse Data Common Shares into the Depositary's account in accordance with CDS procedures for such transfer. Delivery of Pulse Data Common Shares to the Depositary by means of a book-entry transfer will constitute a valid tender under the Offer.

Shareholders, through their respective CDS participants, who utilize CDSX to accept the Offer through a book-entry transfer of their holdings into the Depositary's account with CDS shall be deemed to have completed and submitted a

Letter of Transmittal and to be bound by the terms thereof and therefore such CDSX instructions received by the Depositary are considered a valid tender in accordance with the terms of the Offer.

Other Methods of Accepting the Offer

The Offeror reserves the right to permit the Offer to be accepted, and the payment of the Offered Consideration pursuant to the Offer to be made, in a manner other than as set forth in this Section 4, or in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery", and subject to any required extensions and announcements if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with all applicable Laws.

5. Procedure for Guaranteed Delivery

A Shareholder who wishes to accept the Offer but (a) whose certificates representing Pulse Data Common Shares are not immediately available, (b) who cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (c) who cannot comply with the procedures for book-entry transfer on a timely basis, may nevertheless deposit such Pulse Data Common Shares under the Offer, provided that all of the following conditions are met:

(i) such deposit is made only at the Toronto office of the Depositary, at the address specified in the Letter of Transmittal, by or through an Eligible Institution;

(ii) a properly completed and duly signed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its Toronto office, at the address specified in the Notice of Guaranteed Delivery, at or before the Expiry Time; and

(iii) the certificate or certificates representing the Pulse Data Common Shares that the Shareholder wishes to deposit under the Offer, in proper form for transfer, and together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and any other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary, at the address specified in the Letter of Transmittal, by 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after the Expiry Date.

The Notice of Guaranteed Delivery may be delivered by hand, transmitted by electronic facsimile or mailed to the Depositary only at its Toronto office at the address and facsimile numbers specified in the Notice of Guaranteed Delivery, and must include a guarantee by an Eligible Institution in the form set forth in the Notice of Guaranteed Delivery.

The Offeror reserves the right to permit the Offer to be accepted, and the issue of the Offered Consideration pursuant to the Offer to be completed, in a manner other than as set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance", or in this Section 5 and subject to any required extensions and announcements if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with all applicable Laws.

6. Extensions, Variations and Changes to the Offer

The Offer will be open for acceptance at the places of deposit specified in the Letter of Transmittal until, but not after, the Expiry Time, unless the Offer is extended or withdrawn.

The Offeror may, at any time and from time to time while the Offer is open for acceptance, vary the terms of the Offer or extend the Expiry Time by giving notice in writing to the Depositary at its Toronto office. If at any time before the Expiry Time, or at any time after the Expiry Time but before the expiry of all rights of withdrawal with respect to the Offer, a change occurs in the information contained in the Offer and Circular, as amended from time to time, that would reasonably be expected to affect the decision of a Shareholder to accept or reject the Offer (other than a change that is not within the control of the Offeror or an affiliate of the Offeror), the Offeror will give written notice of such change to the Depositary at its Toronto office. Upon the giving of such notice to the Depositary, the Expiry Time or withdrawal rights, as applicable, shall be deemed to be extended to the date specified in such notice or in the case of a variation, the Offer shall be deemed to be varied in the manner described in such notice, as the case may be. The Offeror will, as soon as practicable after giving any such notice to the Depositary, publicly announce the extension, variation or change and cause the Depositary to mail a copy of any such notice to Shareholders as required by applicable Canadian securities legislation at their respective addresses appearing in the share register of Pulse Data. In addition, the Offeror will provide a copy of such notice to the TSX. Any notice of extension, variation or change will be deemed to have been given and to be effective on the day on which it is delivered or otherwise communicated to the Depositary at its Toronto office. During any extension of the Offer, all Pulse Data Common Shares previously deposited and not taken up and paid for or withdrawn will remain subject to the Offer and, subject to applicable Law, may be accepted for purchase by the Offeror at or before the Expiry Time in accordance with the terms of the Offer.

An extension of the Expiry Time shall not in and of itself constitute a waiver by the Offeror of any of its rights under Section 2 of the Offer to Purchase, "Conditions of the Offer".

Under applicable Canadian securities legislation, if there is a variation in the terms of the Offer, the period during which Pulse Data Common Shares may be deposited under the Offer shall not expire before ten days after the notice of variation has been given to registered Shareholders whose Pulse Data Common Shares were taken up at the date of such variation. If, prior to the Expiry Time, the Offeror in its sole discretion increases the Offered Consideration, such increase shall be applicable to all holders whose Pulse Data Common Shares are taken up under the Offer.

Notwithstanding the foregoing, the Offer may not be extended by the Offeror if all the terms and conditions of such Offer have been complied with, except those waived by the Offeror, unless the Offeror first takes up and pays for all Pulse Data Common Shares validly deposited under the Offer and not withdrawn.

7. Changes in Capitalization of Pulse Data; Dividends and Distributions; Liens

If, on or after the date of the Offer, Pulse Data should divide, combine, reclassify, consolidate, convert or otherwise change any of the Pulse Data Common Shares or its capitalization, or should disclose that it has taken or intends to take any such action, then the Offeror may, in its sole discretion and without prejudice to its rights under Section 2 of the Offer to Purchase, "Conditions of the Offer", make such adjustments as it deems appropriate to reflect such division, combination, reclassification, consolidation, conversion or other change in the Offered Consideration and the other terms of the Offer (including, without limitation, the type of securities offered to be purchased and the consideration payable therefor).

Pulse Data Common Shares acquired pursuant to the Offer shall be transferred by the holder of Pulse Data Common Shares and acquired by the Offeror free and clear of all liens, restrictions, charges, encumbrances, security interests, claims and equities or rights of others of any nature or kind whatsoever and together with all rights and benefits arising therefrom, including, without limitation, the right to all other securities which may be declared, paid, issued, accrued, distributed, made or transferred on or after the date of the Offer or in respect of the Pulse Data Common Shares.

If, on or after the date of the Offer, Pulse Data should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Pulse Data Common Shares, that is payable or distributable to the holders of such Pulse Data Common Shares on a record date that precedes the date of transfer of such Pulse Data Common Shares into the name of the Offeror or its nominees or transferees on the share register maintained by or on behalf of Pulse Data, then without prejudice to the Offeror's rights under Section 2 of the Offer to Purchase, "Conditions of the Offer": (a) in the case of cash dividends, distributions or payments that do not exceed the value of the cash consideration per Pulse Data Common Share payable by the Offeror pursuant to the Offer, the amount of the dividends, distributions or payments shall be received and held by the depositing Shareholders for their own account, and the cash consideration per Pulse Data Common Share payable under the Offer will be reduced by the amount of such dividend, distribution or payment; (b) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (c) in the case of any cash dividends, distributions or payments in an amount that exceeds the cash consideration per Pulse Data Common Share payable by the Offeror pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing Shareholders for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing Shareholders to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance (in the case of (b) and (c) above), the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the cash otherwise payable by the Offeror to the non-remitting Shareholder pursuant to the Offer or deduct from the Offered Consideration to be delivered by the Offeror pursuant to the Offer the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion. The declaration or payment of any such dividend or distribution and any remittance described in (b) or (c) above may have tax consequences not discussed under "Material Canadian Federal Income Tax Considerations" or "Material U.S. Federal Income Tax Considerations" in Sections 17 and 18 of the Circular, respectively.

8. Right to Withdraw Deposited Pulse Data Common Shares

Except as otherwise provided in this Section 8 of the Offer to Purchase, all deposits of Pulse Data Common Shares under the Offer are irrevocable. Pulse Data Common Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable Law):

(a) at any time where the Pulse Data Common Shares have not been taken up by the Offeror;

(b) at any time before the expiration of ten days from the date of a notice of change (other than a change that is not within the control of the Offeror or its affiliates) or variation (other than a variation consisting solely of (i) the waiver of a condition or (ii) an increase in the consideration offered for Pulse Data Common Shares where the Expiry Time is not extended for more than ten days) in respect of the Offer, but only if the Pulse Data Common Shares have not been taken up by the Offeror at the date of such notice of change or variation; or

(c) if the Pulse Data Common Shares have not been paid for by the Offeror within three business days after having been taken up.

A notice of withdrawal of deposited Pulse Data Common Shares must:

(a) be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

(b) be made by or on behalf of the depositing Shareholder;

(c) be signed by or on behalf of the Person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Pulse Data Common Shares being withdrawn;

(d) specify that Person's name, the number of Pulse Data Common Shares to be withdrawn, the name of the registered holder of, and the certificate number shown on each certificate evidencing the Pulse Data Common Shares to be withdrawn; and

(e) to be effective, actually be received by the Depositary at the place of deposit within the applicable time limits specified above.

In addition, any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery, except where the Pulse Data Common Shares were deposited for the account of an Eligible Institution.

Withdrawals may not be rescinded and any Pulse Data Common Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Pulse Data Common Shares may be redeposited at any time before the Expiry Time by again following one of the procedures described in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or damages or both in certain circumstances. See Section 20 of the Circular, "Offerees' Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determinations shall be final and binding. None of the Offeror, the Depositary or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

9. Return of Deposited Pulse Data Common Shares

If any deposited Pulse Data Common Shares are not taken up by the Offeror pursuant to the terms and conditions of the Offer for any reason, or if certificates are submitted for more Pulse Data Common Shares than are deposited, certificates for Pulse Data Common Shares that are not purchased will be returned, at the expense of the Offeror, to the depositing Shareholder by first class insured mail to the address of the depositing Shareholder specified in the Letter of Transmittal or, if no such address is specified, to the address of such Shareholder as shown on the share register maintained by or on behalf of Pulse Data. Certificates and other relevant documents will be returned as soon as practicable following the Expiry Time or any withdrawal or early termination of the Offer.

10. Mail Service Interruption

Notwithstanding any other provisions of the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, cheques, certificates and any other relevant documents will not be mailed if the Offeror determines, in its sole discretion, that delivery thereof by mail may be delayed. Persons who are entitled to cheques, certificates and any other relevant documents that are not mailed for this reason may take delivery thereof at the office of the Depositary at which the relevant Pulse Data Common Shares were delivered until such time as the Offeror has determined, in its sole discretion, that delivery by mail will no longer be delayed. Notwithstanding Section 3 of the Offer to Purchase, "Take Up of and Payment for Deposited Pulse Data Common Shares", cheques, certificates and any other relevant documents that are not mailed for the reason stated in this Section 10 will, subject to applicable Law, be conclusively deemed to have been delivered to the Persons entitled thereto on the first day upon which they are available for delivery at the office of the Depositary at which the Pulse Data Common Shares were deposited, and, in the case of cheques for the Offered Consideration, the Pulse Data Common Shares shall be deemed to have been paid for immediately upon such date. Notice of any determination made by the Offeror regarding mail service delay or interruption shall be given in accordance with Section 11 of the Offer to Purchase, "Notice and Delivery".

11. Notice and Delivery

Without limiting any other lawful means of giving notice, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given to registered Shareholders if it is mailed by prepaid, first class mail to such registered Shareholders at their respective addresses appearing in the register maintained by Pulse Data in respect of the Pulse Data Common Shares and will be deemed, unless otherwise specified by applicable Law, to have been received on the first business day following the date of mailing. These provisions apply notwithstanding any accidental omission to give notice to any one or more Shareholders and notwithstanding any interruption of mail service in Canada, the United States or elsewhere following mailing. In the event of any interruption of mail service in Canada, the United States or elsewhere, the Offeror intends to make reasonable efforts to disseminate the notice by other means such as publication. In the event that post offices are not open for the deposit of mail, or there is reason to believe that there is or could be a disruption in all or any part of the postal service, any notice which the Offeror or the Depositary may give or cause to be given under the Offer will be deemed to have been properly given and to have been received by Shareholders if it is given to the TSX for dissemination through their facilities or if it is published in a newspaper or newspapers of general circulation in Toronto or if it is given to CCN Matthews News Service for dissemination through its facilities.

Unless post offices in Canada are not open for the deposit of mail, the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery will be mailed to registered Shareholders. In addition, the Offeror will use its reasonable efforts to furnish such documents to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the security holder list, or, if applicable, who are listed as participants in a clearing agency's security position listing, for subsequent transmission to beneficial owners of Pulse Data Common Shares when such list or listing is received.

Wherever the Offer to Purchase calls for documents to be delivered to the Depositary, such documents will not be considered delivered unless and until they have been physically received at one of the offices of the Depositary specified in the Letter of Transmittal or the Notice of Guaranteed Delivery, as applicable. Whenever the Offer to Purchase calls for documents to be delivered to a particular office of the Depositary, such documents will not be considered delivered unless and until they have been physically received at that particular office at the address listed in the Letter of Transmittal or Notice of Guaranteed Delivery, as applicable.

12. Market Purchases

Subject to applicable Laws, the Offeror and/or one or more of the Joint Actors may acquire, or cause affiliates to acquire, beneficial ownership of Pulse Data Common Shares or securities convertible into Pulse Data Common Shares by making purchases through the facilities of the TSX at any time prior to the Expiry Time. In no event will the Offeror, any of the Joint Actors or any of their respective affiliates make any such purchases of Pulse Data Common Shares until the third business day following the date of the Offer. The aggregate number of Pulse Data Common Shares acquired by the Offeror, the Joint Actors and their respective affiliates through the facilities of the TSX during the course of the Offer shall not exceed 5% of the outstanding Pulse Data Common Shares as of the date of the Offer, and the Offeror will issue and file a news release forthwith after the close of business of the TSX, on each day on which such Pulse Data Common Shares or securities convertible into Pulse Data Common Shares have been purchased. If the Offeror, one or more of the Joint Actors and/or any of their respective affiliates purchase Pulse Data Common Shares through the facilities of the TSX while the Offer is outstanding, the Pulse Data Common Shares so purchased shall be counted in any determination as to whether the Minimum Tender Condition has been fulfilled.

Subject to applicable Laws, the Offeror reserves the right to make or enter into an arrangement, commitment or understanding prior to the Expiry Time to sell after the Expiry Time any Pulse Data Common Shares taken up and paid for under the Offer although the Offeror has no current intention to do so. Subject to applicable Laws, the Offeror, the Joint Actors and their respective affiliates may reorganize their holdings of Pulse Data Common Shares.

13. General

The method of delivery of certificates representing Pulse Data Common Shares and all other documents is at the option and risk of each Shareholder and delivery will be effective only when such documents are actually received by the Depositary. The Offeror recommends that certificates, the accompanying Letters of Transmittal and any other documents be delivered by hand to the Depositary and that a receipt be obtained for their deposit. If the documents are mailed, the Offeror recommends that registered mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained. It is suggested that any such mailing be made sufficiently in advance of the Expiry Time to permit delivery to the Depositary on or prior to such time.

Shareholders whose Pulse Data Common Shares are not registered in their name should contact the Information Agent (see the back page of this document for contact information) or their broker, dealer, bank, trust company or other nominee for assistance in depositing their Pulse Data Common Shares under the Offer.

No fee or commission will be payable by a Shareholder who delivers Pulse Data Common Shares directly to the Depositary. See Section 19 of the Circular, "Depositary and Information Agent".

The Offeror reserves the right to permit a Shareholder to accept the Offer in a manner other than as set out above.

All questions as to the validity, form, eligibility (including timely receipt) and acceptance of any Pulse Data Common Shares deposited under the Offer, including the propriety and effect of the execution of the Letter of Transmittal, shall be determined by the Offeror in its sole discretion, and depositing holders of Pulse Data Common Shares agree that such determination shall be final and binding. The Offeror reserves the absolute right to reject any and all deposits which it determines not to be in proper form, or which, in the opinion of counsel, it may be unlawful to accept under the Laws of any jurisdiction. The Offeror's interpretation of the terms and conditions of the Offer, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery shall be final and binding. There shall be no obligation on the Offeror, the Depositary, or any other Person to give notice of any defect or irregularity in acceptance and no liability shall be incurred by any of them to any Person for failure to give such notice.

Under no circumstances shall any amount be paid by the Offeror or the Depositary by reason of any delay in making payments for Pulse Data Common Shares to any person on account of Pulse Data Common Shares accepted for purchase pursuant to the Offer.

The deposit of Pulse Data Common Shares pursuant to the procedures described in this Offer to Purchase shall constitute a binding agreement between the depositing Shareholder and the Offeror and such agreement shall be subject to the conditions of the Offer and include representations and warranties of the depositing Shareholder that: (a) such person has full power and authority to deposit, sell, assign and transfer the Pulse Data Common Shares being deposited; (b) such person owns the Pulse Data Common Shares being deposited; (c) the deposit of such Pulse Data Common Shares complies with applicable securities Laws; and (d) when such Pulse Data Common Shares are taken up and paid for by the Offeror, in accordance with the Offer, the Offeror shall acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances, claims and equities.

14. Other Terms of the Offer

(a) No broker, dealer or other person has been authorized to give any information or to make any representation or warranty on behalf of the Offeror other than as contained in the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, and, if any such information, representation or warranty is given or made, it must not be relied upon as having been authorized. No broker, dealer or other Person shall be deemed to be the agent of the Offeror or any of its affiliates, or the Depositary for the purposes of the Offer.

(b) The provisions of the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the Offer to Purchase, including the instructions and rules contained therein, as applicable, form part of the terms and conditions of the Offer to Purchase.

(c) The Offeror reserves the right to transfer or assign to one or more of its affiliates the right to purchase all or any portion of the Pulse Data Common Shares deposited under the Offer.

(d) The Offeror in its sole discretion shall be entitled to make a final and binding determination of all questions relating to the Offer to Purchase, the Circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity of any acceptance of the Offer and the validity of any withdrawal of Pulse Data Common Shares. Without limiting the generality of the foregoing, the Offeror reserves the right to reject any purported acceptance of the Offer where:

- the Letter of Transmittal is not properly completed in all respects, or is not accompanied by all required documentation, in accordance with the instructions set out therein and the terms of the Offer;
- as a result of such acceptance, the terms of the Offer are or, but for the rejection of such acceptance, would be, breached; or
- acceptance of tenders is not permitted under applicable Laws.

(e) The Offer and all contracts resulting from the acceptance thereof shall be governed by and construed in accordance with the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(f) The Offer and Circular do not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation is unlawful. The Offer is not being made or directed to, nor will deposits be accepted from or on behalf of, Shareholders residing in any jurisdiction in which the making or acceptance of the Offer would not be in compliance with the Laws of such jurisdiction. The Offeror, in its sole discretion, may take such action as it may deem necessary or advisable to extend the Offer to Shareholders in any such jurisdiction.

The Offer to Purchase and the accompanying Circular together constitute the take-over bid circular required under applicable Canadian securities legislation with respect to the Offer. Shareholders are urged to refer to the accompanying Circular for additional information relating to the Offer.

Dated: August 10, 2007

6818862 CANADA INC.

Per: (Signed) PETER H. KAMIN

Name: Peter H. Kamin
Title: Chief Executive Officer

Exhibit I.(2)

See Attached

CIRCULAR

This Circular is furnished by the Offeror in connection with the accompanying Offer to Purchase dated August 10, 2007. The terms and provisions of the Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery are incorporated into and form part of this Circular and Shareholders should refer to the Offer to Purchase for details of the terms and conditions of the Offer, including details as to payment and withdrawal rights. Capitalized terms used in this Circular but not defined herein shall, unless the context requires otherwise, have the meanings ascribed to them under the heading "Definitions" at the front of the Offer to Purchase.

Except as otherwise indicated, the information concerning Pulse Data contained in the Offer and Circular has been taken from or is based upon publicly available documents and records of Pulse Data on file with Canadian securities regulatory authorities and other public sources at the time of the Offer. None of the Offeror, the Joint Actors or any of their respective officers, directors or general partners assumes any responsibility for the accuracy or completeness of such information, or for any failure by Pulse Data to disclose publicly events or facts which may have occurred or which may affect the significance or accuracy of any such information but which are unknown to the Offeror or the Joint Actors. None of the Offeror or the Joint Actors has any means of verifying the accuracy or completeness of any of the information contained herein that is derived from Pulse Data's publicly available documents or records or whether there has been any failure by Pulse Data to disclose events that may have occurred or may affect the significance of any information.

1. Seitel, Inc.

Seitel, a Delaware corporation, is a leading provider of seismic data to the oil and gas industry in North America. It owns an extensive library of proprietary onshore and offshore seismic data that it has accumulated since its inception in 1982 and that it licenses to a wide range of oil and gas companies. Seitel's seismic data library includes both onshore and offshore 3D and 2D data. The majority of its onshore seismic data covers sections of the U.S. Gulf Coast, including Eastern Texas, Southern Louisiana and Mississippi, as well as Western Canada, the Rocky Mountains and Northern Louisiana. Seitel also owns a library of offshore data covering parts of the shelf and certain deep water areas in the Western and Central U.S. Gulf of Mexico and the waters off the coast of Eastern Canada. Seitel's customers range from small and mid-cap exploration and production companies and private prospecting individuals to large independent oil and gas companies and also include global oil and gas companies.

2. ValueAct Capital Master Fund, L.P. and ValueAct Capital Master Fund III, L.P.

ValueAct Capital and ValueAct Capital III are British Virgin Islands limited partnerships that concentrate primarily on acquiring significant ownership stakes in publicly traded companies, along with a select number of control investments through both open-market purchases and negotiated transactions. ValueAct Capital controls Seitel.

3. 6818862 Canada Inc.

6818862 Canada Inc. is an indirectly wholly-owned subsidiary of Seitel that was incorporated for purposes of acquiring Pulse Data Common Shares and for making the Offer. The Offeror has not carried on any other business to date. The Offeror's registered office is located at 1900 Canada Place, 407 2nd Street SW, Calgary, Alberta T2P 2Y3.

4. Pulse Data Inc.

Corporate Overview

Pulse Data is a Calgary-based company specializing in information management, with a current focus on the energy sector.

Pulse Data's primary business is the acquisition, marketing and licensing of non-exclusive seismic data to the western Canadian energy sector, which it conducts through its general partnership, Pulse Seismic. Through its subsidiaries Terrapoint Canada Inc. and Terrapoint USA Inc. (together, "Terrapoint"), Pulse Data also provides services and technology solutions in the fields of airborne and ground based digital terrain mapping (LiDAR) and digital imaging to diverse markets.

The general development of Pulse Data's business over the last three completed financial years is as follows:

- During 2004, Pulse Data completed seven 3D participation surveys in northern Alberta, acquiring a total of 1,101 square kilometres of new 3D data, all of which is owned 100% by Pulse Data. In the fourth quarter of 2004, Pulse

Data also purchased the proprietary rights in two existing seismic datasets, adding an additional 125 net square kilometres of 3D data and 275 net kilometres of 2D data to its library.

- On May 25, 2004, Pulse Data acquired all of the issued and outstanding common shares, options and warrants of Mosaic Mapping Corporation ("Mosaic") for 4,497,956 common shares and $2,141,920 in cash including transaction costs of $388,278, resulting in Mosaic becoming a wholly-owned subsidiary of Pulse Data. Mosaic was subsequently dissolved and its operating subsidiaries were reorganized and renamed as Terrapoint Canada Inc. and Terrapoint USA Inc.
- During the first quarter of 2005, Pulse Data completed two 3D participation surveys in northern Alberta resulting in the addition of 244 square kilometres of 100% owned 3D seismic data to its data library.
- On June 15, 2005, Pulse Data completed the acquisition of a significant seismic data base consisting of 2,502 net square kilometres of 3D seismic data and 534 net kilometres of 2D seismic data located in the south-central area of Alberta from an unrelated third party for $15,225,000.
- During the fourth quarter of 2005, Pulse Data completed two 3D participation surveys in west-central Alberta resulting in the addition of 174 square kilometres of 100% owned 3D seismic data to its data library.
- In the second quarter of 2006, Pulse Data completed one 3D participation survey in west-central Alberta adding an additional 237 square kilometres of 100% owned 3D seismic data to its data library.
- On July 31, 2006, Pulse Data completed the sale of its wholly-owned subsidiary, Trango Technologies Inc., to Fugro Canada for total proceeds of $1.8 million plus a working capital adjustment of approximately $400,000.
- On August 29, 2006, Pulse Data closed the purchase of a seismic dataset located in the Deep Basin region of west central Alberta, consisting of approximately 3,445 net kilometres of 2D seismic data and approximately 224 net square kilometres of 3D seismic data for $3.9 million.
- On November 15, 2006, Pulse Data closed the purchase of 14,417 net kilometres of 2D seismic data covering the Foothills region of Alberta and northeast British Columbia, as well as portions of Saskatchewan, the Yukon, the Northwest Territories and the northwest United States. The price of the transaction was $32.5 million plus future consideration based upon a percentage of future sales in excess of $10 million per year, to a maximum additional amount of $3.75 million.
- On March 5, 2007, Pulse Data announced that it had initiated a process to evaluate strategic alternatives for its LiDAR business segment.
- On July 12, 2007, Pulse Data announced a bought deal private placement offering of 4,500,000 Pulse Data Common Shares at a price of $2.70 per share for total gross proceeds of $12,150,000. Pulse Data also announced that it had granted the underwriters an option to acquire an additional 1,100,000 Pulse Data Common Shares at the offering price as well as an over-allotment option to purchase up to an additional 10% of the offering at the offering price. On July 27, 2007, Pulse Data announced the closing of the Private Placement of 6,440,000 Pulse Data Common Shares for gross proceeds of $17,388,000.

As at the close of trading on August 9, 2007, Pulse Data's market capitalization was approximately $163,370,259 (on a non-diluted basis).

Pulse Data's principal office is located at Suite 2400, 639 – 5th Avenue S.W., Calgary, Alberta T2P 6M9. The registered office is located at Suite 1400, 700 – 2nd Street S.W., Calgary, Alberta T2P 4V5.

Pulse Data is a reporting issuer or the equivalent in each of the provinces of British Columbia, Alberta, Saskatchewan, Manitoba, Ontario and Québec, and files its continuous disclosure documents with the applicable Canadian securities regulatory authorities. Such documents are available at www.sedar.com.

Authorized and Outstanding Share Capital

Pulse Data's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. According to the most recently publicly available information concerning Pulse Data filed with Canadian securities regulators, as at July 27, 2007, after giving effect to the Pulse Data Common Shares issued in the Private Placement, and assuming no other Pulse Data Common Shares have been issued, including upon the exercise of Options, there were 54,456,753 Pulse Data Common Shares and 4,121,255 Options issued and outstanding.

The holders of Pulse Data Common Shares are entitled to: (a) vote at all shareholder meetings of Pulse Data, except meetings at which only holders of a specified class of shares are entitled to vote; (b) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Pulse Data, any dividends declared by the directors of Pulse Data on the Pulse Data Common Shares; and (c) receive, subject to the rights, privileges, restrictions and conditions attaching to any other class of shares of Pulse Data, the remaining property of Pulse Data upon the liquidation, dissolution or winding-up of Pulse Data.

Dividends and Dividend Policy

The following table sets forth, for each of the calendar quarters indicated, the amount of cash dividends paid on each Pulse Data Common Share:

2005	
First Quarter	$0.0125
Second Quarter	$0.0125
Third Quarter	$ 0.025
Fourth Quarter	$ 0.025
2006	
First Quarter	$0.0375
Second Quarter	$0.0375
Third Quarter	$0.0375
Fourth Quarter	$0.0375
2007	
First Quarter	$0.0375

The Offeror expects to discontinue the regular payment of dividends if it takes up and pays for the Pulse Data Common Shares in the Offer.

Price Range and Trading Volume of Pulse Data Common Shares

The Pulse Data Common Shares are listed and posted for trading on the TSX under the symbol "PSD". The following table sets forth, for the periods indicated, the reported high and low sale prices and the trading volume for the Pulse Data Common Shares on the TSX for each of the periods indicated:

	TSX		
Calendar Period	High ($)	Low ($)	Average Daily Volume
2007			
August 1 – 9	3.05	2.76	392,450
July	3.10	2.70	319,576
June	3.07	2.50	213,867
May	2.70	2.35	1,268,300
April	2.40	2.20	57,650
March	2.50	2.04	71,441
February	2.65	2.18	71,715
January	2.65	2.11	63,918
2006			
December	2.71	2.30	43,905
November	2.88	2.12	90,864
October	3.00	2.50	61,195
September	2.75	2.50	88,595
August	3.03	2.35	75,768

On August 9, 2007, the last trading day prior to the date hereof, the closing price of the Pulse Data Common Shares on the TSX was $3.00.

5. Background to the Offer

On July 26, 2005, Robert Monson, President and Chief Executive Officer of Seitel, submitted on behalf of Seitel a written proposal to Ken MacDonald, then President and Chief Executive Officer of Pulse Data, to acquire all of the issued and outstanding common shares of Pulse Data pursuant to a take-over bid or plan of arrangement for total consideration of $119.9 million, up to $50 million of which could be paid, in the event the transaction was effected as a plan of arrangement, in the form of exchangeable shares that would have been exchangeable on a 1-to-1 basis for common shares of Seitel. The proposed transaction would have been subject to satisfactory completion of due diligence and other customary conditions.

In late July or early August 2005, Mr. MacDonald informed Mr. Monson that the Pulse Data Board was not interested in Seitel's proposal.

On June 19, 2007, by way of public advertisement, Quantum announced its offer to purchase all of the issued and outstanding Pulse Data Common Shares on the basis of $3.05 principal amount of a 10% secured, retractable debenture of Quantum for each Pulse Data Common Share. Quantum also announced that its offer was open for acceptance until July 25, 2007.

On June 20, 2007, Pulse Data announced that it had received Quantum's unsolicited offer.

On June 20, 2007, Peter H. Kamin, the Chairman of the Board of Seitel, called Clark Zentner, the Chairman of the Board of Pulse Data, and Mr. Monson called Douglas A. Cutts, the Chief Executive Officer of Pulse Data, to inform them that ValueAct Capital would submit, later that day, a written proposal from ValueAct Capital on behalf of Seitel to acquire all of the equity interests of Pulse Data. After that call, Mr. Kamin, on behalf of ValueAct Capital and Seitel, submitted a written proposal to Mr. Zentner and Mr. Cutts, to acquire all of the equity interests of Pulse Data pursuant to a plan of arrangement for $3.10 per Pulse Data Common Share in cash, subject to the favourable completion of due diligence and other customary conditions.

On June 21, 2007, Mr. Cutts called Mr. Monson to inform him that Pulse Data had received, and that its Board of Directors would consider, the proposal submitted by ValueAct Capital on behalf of Seitel.

On June 25, 2007, Pulse Data announced that its Board of Directors, after reviewing and considering Quantum's offer, unanimously recommended that shareholders reject Quantum's offer. Pulse Data also announced that it was making an application to the ASC for an order to cease-trade the Quantum offer due to incomplete and misleading disclosure to Pulse Data shareholders.

Also on June 25, 2007, Pulse Data announced the signing of a letter agreement for the purchase of all of the seismic data owned jointly with Arcis Corporation for a purchase price of $11.1 million.

On June 29, 2007, Quantum withdrew its offer to acquire all of the Pulse Data Common Shares. Also on June 29, 2007, the ASC issued a cease-trade order against Quantum's offer.

On June 29, 2007, Mr. Cutts called Mr. Monson to inform him that Pulse Data was rejecting the written proposal of June 20, 2007, which had been submitted by ValueAct Capital on behalf of Seitel.

On August 3, 2007, ValueAct Capital and ValueAct Capital III issued a press release and filed an early warning report indicating that they own 7,360,500 Pulse Data Common Shares, representing approximately 13.5% of the issued and outstanding Pulse Data Common Shares.

On August 10, 2007, the boards of directors of the Offeror and Seitel authorized and approved the making of the Offer.

6. Purpose of the Offer and Seitel's Plans for Pulse Data

Purpose of the Offer

The purpose of the Offer is to enable the Offeror to acquire beneficial ownership of all of the Pulse Data Common Shares. The Offer is being made at a 11.9% premium to the market price of Pulse Data Common Shares, based on the closing price of $2.77 of the Pulse Data Common Shares on the TSX on June 18, 2007, the last trading day prior to the announcement of the offer by Quantum to purchase all of the outstanding Pulse Data Common Shares, which offer was withdrawn on June 28, 2007 and cease traded on June 29, 2007 by the ASC. The Offer also represents a premium of approximately 14.8% over the price of $2.70 per share at which Pulse Data completed the Private Placement on July 27, 2007, and a premium of approximately 3.3% over the closing price of $3.00 of the Pulse Data Common Shares on the TSX on August 9, 2007, which was the last trading day prior to the date hereof.

If the Offeror takes up and pays for the Pulse Data Common Shares validly deposited under the Offer, the Offeror intends to exercise its statutory right, if available, to acquire all the Pulse Data Common Shares not deposited under the Offer (i.e., a Compulsory Acquisition) or, if such statutory right of acquisition is not available, the Offeror intends to cause a meeting of Shareholders to be held to consider an amalgamation, statutory arrangement, capital reorganization or other transaction whereby the Offeror will acquire any Pulse Data Common Shares not deposited under the Offer (i.e., a Subsequent Acquisition Transaction). See Section 7 of the Circular, "Acquisition of Shares Not Deposited".

If permitted by applicable Laws, subsequent to the completion of the Offer and, if necessary, any Compulsory Acquisition or any Subsequent Acquisition Transaction, the Offeror intends to delist the Pulse Data Common Shares from the TSX and to cause Pulse Data to cease to be a reporting issuer under the securities Laws of each province of Canada in which it is a reporting issuer. See Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Pulse Data Common Shares".

Plans for Seitel and Pulse Data Following the Completion of the Offer

If the Offer is successful, Seitel intends to conduct a detailed review of Pulse Data and its operations, assets, corporate structure, capitalization, policies, management and personnel to determine what changes, if any, would be desirable in light of such review and the circumstances which then exist.

Treatment of Other Securities

The Offer is made only for Pulse Data Common Shares and is not made for any Options. Any holder of Options who wishes to accept the Offer must, to the extent permitted by the terms of such securities and applicable Laws, exercise the Options in order to obtain Pulse Data Common Shares and deposit those Pulse Data Common Shares under the Offer. Any such exercise must be completed sufficiently in advance of the Expiry Time to ensure (a) that the Pulse Data Common Shares to be received upon such exercise will be available for deposit under the Offer no later than the Expiry Time and to enable the holder of such securities to comply with the procedures set forth in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance" or (b) that the holder of such securities can comply with the procedures referred to in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". If a holder of Options does not exercise such Options before the Expiry Time, such Options will remain outstanding in accordance with their terms and conditions, including with respect to term of expiration, vesting (including any terms relating to acceleration of vesting) and exercise prices, except that, to the extent permitted, after the completion of a Compulsory Acquisition or a Subsequent Acquisition Transaction, each Option will represent only the right to receive the amount of cash which the holder of such Option would have been entitled to receive upon the completion of the Compulsory Acquisition or Subsequent Acquisition Transaction if such holder had exercised such Option immediately prior to such Compulsory Acquisition or Subsequent Acquisition Transaction.

The tax consequences to holders of Options of exercising their Options are not described in the Offer and Circular. Holders of Options should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their Options.

7. Acquisition of Shares Not Deposited

Compulsory Acquisition

If, within 120 days after the date of the Offer, the Offer has been accepted by the holders of not less than 90% of the issued and outstanding Pulse Data Common Shares, other than Pulse Data Common Shares held at the date of the Offer by or on behalf of the Offeror, the Joint Actors and their respective affiliates and associates (as such terms are defined in the CBCA), and the Offeror acquires such deposited Pulse Data Common Shares under the Offer, the Offeror currently intends, if permitted under the CBCA, to acquire the Pulse Data Common Shares not deposited under the Offer on the same terms as the Pulse Data Common Shares acquired under the Offer pursuant to the provisions of Section 206(2) of the CBCA (a "Compulsory Acquisition").

To exercise a statutory right of Compulsory Acquisition, the Offeror must give notice by registered mail (the "Offeror's Notice") to each Shareholder who did not accept the Offer (and each person who subsequently acquires any such Pulse Data Common Shares) (in each case, a "Dissenting Offeree") of such proposed acquisition on or before the earlier of 60 days from the date of the termination of the Offer and 180 days from the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to Pulse Data the consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer, to be held in trust for the Dissenting Offerees. In accordance with Section 206 of the CBCA, within 20 days after receipt of the Offeror's Notice, each Dissenting Offeree must send the certificates representing the Pulse Data Common Shares held by such Dissenting Offeree to Pulse Data and must elect to either demand payment of the fair value of such Pulse Data Common Shares held by such Dissenting Offeree or to transfer such Pulse Data Common Shares to the Offeror on the terms of the Offer. A Dissenting Offeree who does not, within 20 days after receiving the Offeror's Notice, notify the Offeror that the Dissenting Offeree is electing to demand payment of the fair value of the Dissenting Offeree's Pulse Data Common Shares is deemed to have elected to transfer such Pulse Data Common Shares to the Offeror on the same terms that the Offeror acquired Pulse Data Common Shares from holders of Pulse Data Common Shares who accepted the Offer. If a Dissenting Offeree has elected to demand payment of the fair value of such Pulse Data Common Shares, the Offeror may within 20 days after transferring to Pulse Data the consideration for the Pulse Data Common Shares of the Dissenting Offerees, apply to court to fix the fair value of such Pulse Data Common Shares of such Dissenting Offeree. Pulse Data must, within 30 days after the Offeror sends the Offeror's Notice, if the Offeror has transferred to Pulse Data the consideration for the Pulse Data Common Shares of Dissenting Offerees, (a) issue to the Offeror a share certificate in respect of the Pulse Data Common Shares held by Dissenting Offerees, (b) give to each Dissenting Offeree who has delivered share certificates as required by Section 206 of the CBCA the consideration to which the Dissenting Offeree is entitled, and (c) send to each Dissenting Offeree who has not delivered share certificates as required by Section 206 of the CBCA a notice stating that the Dissenting Offeree's Pulse Data Common Shares have been cancelled and Pulse Data holds in trust the consideration to which the Dissenting Offeree is entitled in exchange for the Pulse Data Common Shares held by such Dissenting Offeree and will send such consideration to the Dissenting Offeree immediately upon receiving such Pulse Data Common Shares.

The foregoing is a summary only of the right of Compulsory Acquisition that may become available to the Offeror and is qualified in its entirety by the provisions of Section 206 of the CBCA. Section 206 of the CBCA is complex and may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206 of the CBCA should consult their legal advisors.

Compelled Acquisition

If a Shareholder does not receive the Offeror's Notice, the Shareholder may, within 90 days after the date of the termination of the Offer (or, if the Shareholder did not receive the Offer, within 90 days of the later of (a) the date of termination of the Offer and (b) the date on which the Shareholder learns of the Offer) require the Offeror to acquire the Shareholder's Pulse Data Common Shares on the terms of the Offer (a "Compelled Acquisition").

The foregoing is a summary only of the right of Compelled Acquisition that may be available to a Shareholder and is qualified in its entirety by the provisions of Section 206.1 of the CBCA. Section 206.1 of the CBCA may require strict adherence to notice and timing provisions, failing which such rights may be lost or altered. Shareholders who wish to be better informed about the provisions of Section 206.1 of the CBCA should consult their legal advisors.

Subsequent Acquisition Transaction

If the Offeror acquires less than 90% of the Pulse Data Common Shares under the Offer, other than Pulse Data Common Shares held at the date of the Offer by the Offeror, the Joint Actors and their respective affiliates and associates, or if the right of Compulsory Acquisition described above is not available for any reason or if the Offeror elects not to pursue such right, then the Offeror currently intends to acquire, directly or indirectly, at a price at least equal to the price per Pulse Data Common Share paid under the Offer, and no later than 120 days after the Expiry Date, all of the Pulse Data Common Shares by causing a special meeting of Shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization or other transaction involving Pulse Data and the Offeror or an affiliate of the Offeror (a "Subsequent Acquisition Transaction"). The timing and details of any such transaction will depend on a number of factors, including the number of Pulse Data Common Shares acquired pursuant to the Offer. If the Minimum Tender Condition is satisfied and the Offeror takes up and pays for the Pulse Data Common Shares deposited under the Offer, the Offeror should own sufficient Pulse Data Common Shares to effect such Subsequent Acquisition Transaction.

Each type of Subsequent Acquisition Transaction described above would be a "business combination" or "going private transaction" within the meaning of certain applicable Canadian securities legislation and regulations (collectively the "Regulations"), namely Rule 61-501 and Regulation Q-27. In certain circumstances, the provisions of Rule 61-501 and Regulation Q-27 may also deem certain types of Subsequent Acquisition Transactions to be "related party transactions". However, if the Subsequent Acquisition Transaction is a "business combination" carried out in accordance with Rule 61-501 or an exemption therefrom or a "going private transaction" carried out in accordance with Regulation Q-27 or an exemption therefrom, the "related party transaction" provisions of Rule 61-501 and Regulation Q-27 will not apply to such transaction. The Offeror intends to carry out any Subsequent Acquisition Transaction in accordance with Rule 61-501 and Regulation Q-27 or exemptions therefrom such that the related party transaction provisions of Rule 61-501 and Regulation Q-27 will not apply to the Subsequent Acquisition Transaction.

Rule 61-501 and Regulation Q-27 provide that, unless exempted, a corporation proposing to carry out a business combination or going private transaction is required to prepare a valuation of the Pulse Data Common Shares (and subject to certain exceptions, any non-cash consideration being offered therefor) and provide to the holders of the Pulse Data Common Shares a summary of such valuation or the entire valuation. In connection therewith, the Offeror intends to rely on any exemption then available or to seek waivers pursuant to Rule 61-501 and Regulation Q-27 from the OSC and AMF, respectively, exempting the Offeror or Pulse Data or their affiliates, as appropriate, from the requirement to prepare a valuation in connection with any Subsequent Acquisition Transaction.

Depending on the nature of the Subsequent Acquisition Transaction, the provisions of the CBCA may require the approval of at least 66⅔% of the votes cast by holders of the outstanding Pulse Data Common Shares at a meeting duly called and held for the purpose of approving a Subsequent Acquisition Transaction. Rule 61-501 and Regulation Q-27 would in effect also require that, in addition to any other required securityholder approval, in order to complete a business combination or going private transaction, the approval of a simple majority of the votes cast by "minority" holders of the Pulse Data Common Shares must be obtained unless an exemption is available or discretionary relief is granted by the OSC and the AMF. In relation to any Subsequent Acquisition Transaction, the "minority" Shareholders will be, subject to any available exemption or discretionary relief granted by the OSC and the AMF as required, all Shareholders other than the Offeror, the directors and senior officers of the Offeror, any associate or affiliate of the Offeror, any person or company acting jointly or in concert with any of the foregoing persons and any person who is a "related party" of the Offeror as defined by Rule 61-501 and Regulation Q-27. Rule 61-501 and Regulation Q-27 also provide that the Offeror may treat Pulse Data Common Shares acquired pursuant to the Offer as "minority" shares and to vote them, or to consider them voted, in favour of a Subsequent Acquisition Transaction that is a business combination or going private transaction if, among other things, the consideration for each security in the Subsequent Acquisition Transaction is at least equal in value to and in the same form as the consideration paid pursuant to the Offer. The Offeror intends that the consideration offered under any Subsequent Acquisition Transaction proposed by it would be the same consideration paid to Shareholders under the Offer and the Offeror intends to cause Pulse Data Common Shares acquired pursuant to the Offer to be voted in favour of such transaction and to be counted as part of any minority approval required in connection with any such transaction.

In addition, under Rule 61-501 and Regulation Q-27, if, following the Offer, the Offeror, the Joint Actors and their respective affiliates are collectively the registered holders of 90% or more of the Pulse Data Common Shares at the time the Subsequent Acquisition Transaction is initiated, the requirement for minority approval will not apply to the transaction provided that a statutory right to dissent and appraisal or a substantially equivalent enforceable right is made available to the minority Shareholders.

If the Offeror decides not to effect a Compulsory Acquisition or propose a Subsequent Acquisition Transaction involving Pulse Data, or proposes a Subsequent Acquisition Transaction but cannot promptly obtain any required approval or exemption, the Offeror will evaluate its other alternatives. Such alternatives could include, to the extent permitted by applicable law, purchasing additional Pulse Data Common Shares in the open market, in privately negotiated transactions, in another take-over bid or exchange offer or otherwise, or from Pulse Data, or taking no further action to acquire additional Pulse Data Common Shares. Any additional purchases of Pulse Data Common Shares could be at a price greater than, equal to or less than the price to be paid for Pulse Data Common Shares under the Offer and could be for cash and/or securities or other consideration. Alternatively, the Offeror may sell or otherwise dispose of any or all Pulse Data Common Shares acquired pursuant to the Offer or otherwise. Such transactions may be effected on terms and at prices then determined by the Offeror, which may vary from the terms and the price paid for Pulse Data Common Shares under the Offer.

Any Subsequent Acquisition Transaction may also result in registered Shareholders having the right to dissent and demand payment of the fair value of their Pulse Data Common Shares. If the statutory procedures are complied with, this right could lead to a judicial determination of the fair value required to be paid to such dissenting Shareholders for their Pulse Data Common Shares. The fair value of Pulse Data Common Shares so determined could be more or less than the amount paid per Pulse Data Common Share pursuant to the Subsequent Acquisition Transaction or the Offer.

The Canadian tax consequences to a Shareholder of a Subsequent Acquisition Transaction may differ significantly from the tax consequences to such Shareholder of accepting the Offer. See Section 17 of the Circular, "Material Canadian Federal Income Tax Considerations". Shareholders should consult their legal advisors for a determination of their legal rights with respect to a Subsequent Acquisition Transaction if and when proposed.

Judicial Developments

Prior to the pronouncement of Rule 61-501 (or its predecessor OSC Policy 9.1) and Regulation Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions or business combinations within the meaning of Rule 61-501 and Regulation Q-27. The Offeror has been advised that more recent notices and judicial decisions indicate a willingness to permit business combinations to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to the minority Shareholders.

Shareholders should consult their legal advisors for a determination of their legal rights with respect to any transaction that may constitute a business combination or going private transaction.

8. Source of Offered Consideration

Pulse Data's authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. According to the most recently publicly available information concerning Pulse Data filed with Canadian securities regulators, as at July 27, 2007, after giving effect to the Pulse Data Common Shares issued in the Private Placement, and assuming no other Pulse Data Common Shares have been issued since July 27, 2007, including upon the exercise of Options, there are 54,456,753 Pulse Data Common Shares and 4,121,255 Options issued and outstanding. Based on the foregoing, the Offeror estimates that the total amount of cash required for the purchase of such Pulse Data Common Shares and to cover related fees and expenses will be approximately $185 million.

The Offeror has received a financing commitment from ValueAct Capital and ValueAct Capital III, which will provide the Offeror with funds sufficient to pay in full the Offered Consideration. The financing commitment contemplates that ValueAct Capital and ValueAct Capital III will (a) provide a senior secured term note facility and/or (b) purchase, directly or indirectly, common equity and/or preferred equity of the Offeror. The obligations under the senior secured term note facility will mature on the date that is five years and one day after the later of the taking up and payment for the Pulse Data Common Shares under the Offer, the completion of a Compulsory Acquisition or the completion of a Subsequent Acquisition Transaction. The financing commitment is subject to terms and conditions that are usual in transactions of this nature, including the satisfaction of specified conditions of the Offer and the execution of financing documentation satisfactory to the parties.

The Offeror believes that the financial condition of the Offeror is not material to a decision by a Shareholder whether to deposit Pulse Data Common Shares under the Offer because: (a) cash is the only consideration that will be paid to Shareholders in connection with the Offer; (b) the Offeror is offering to purchase all of the outstanding Pulse Data Common Shares in the Offer; (c) the Offer is not subject to any financing condition; and (d) the Offeror will have sufficient funds to purchase the Pulse Data Common Shares under the Offer.

9. Beneficial Ownership of and Trading in Securities of Pulse Data

ValueAct Capital and ValueAct Capital III beneficially own, directly or indirectly, 7,360,500 Pulse Data Common Shares, representing approximately 13.5% of the total number of issued and outstanding Pulse Data Common Shares as of the date hereof. No director or senior officer of Seitel or the Offeror beneficially owns, directly or indirectly, or controls or exercises discretion over, or has the right to acquire, any securities of Pulse Data.

Pulse Data has also disclosed in its Management Information Circular, dated March 31, 2007, that Leith Wheeler Investment Counsel beneficially owns, directly or indirectly, or controls or directs 5,555,610 Pulse Data Common Shares (approximately 10.2% of the issued and outstanding Pulse Data Common Shares as of the date hereof).

To the knowledge of the directors and senior officers of the Offeror and Seitel, after reasonable inquiry, no other securities of Pulse Data are owned, directly or indirectly by, nor has control or direction over any securities of Pulse Data been exercised by, any associate of any director or senior officer of the Offeror or any person acting jointly or in concert with the Offeror, other than the Joint Actors.

Except for the purchases by ValueAct Capital and ValueAct Capital III set out in the table below, during the six-month period preceding the date of the Offer, no securities of Pulse Data have been traded by the Offeror, any director or senior officer of the Offeror or to the knowledge of the directors and senior officers of the Offeror, after reasonable inquiry, (a) any associate of any director or senior officer of the Offeror, (b) any person or company holding more than 10% of the equity securities of the Offeror, or (c) any person or company acting jointly or in concert with the Offeror. The purchases set out in the table below were allocated between ValueAct Capital and ValueAct Capital III:

Date of Trade	Number of Pulse Data Common Shares Purchased	Price per Pulse Data Common Share
June 7, 2007	2,200	$2.6000
June 11, 2007	9,300	2.5941
June 12, 2007	1,100	2.6000
June 13, 2007	7,900	2.5996
June 22, 2007	650,700	2.9855
June 25, 2007	167,100	2.9943
June 26, 2007	665,000	2.9959
June 27, 2007	750,000	2.9891
July 5, 2007	227,800	2.9405
July 6, 2007	50,000	2.9010
July 9, 2007	100,000	2.9471
July 9, 2007	250,000	2.9500
July 10, 2007	108,000	2.9487
July 11, 2007	65,900	2.9500
July 11, 2007	25,000	2.9500
July 12, 2007	66,200	2.8906
July 13, 2007	105,000	2.9482
July 16, 2007	36,700	2.9993
July 17, 2007	30,000	2.9993
July 18, 2007	75,000	2.9897
July 19, 2007	258,200	2.9911
July 20, 2007	25,300	2.9941
July 23, 2007	57,200	2.9991
July 24, 2007	10,800	3.0000
July 25, 2007	50,000	3.0000
July 26, 2007	5,900	2.9000
July 27, 2007	8,100	2.8802
July 30, 2007	4,500	2.9500
July 31, 2007	1,500,000	2.9996
August 3, 2007	2,047,600	3.0000
Total:	**7,360,500**	

10. Prior Distributions of Pulse Data Common Shares

Based on publicly available information, since January 1, 2002, Pulse Data has completed the following distributions of Pulse Data Common Shares:

Year	Number of Pulse Data Common Shares Issued	Aggregate Gross Proceeds
2007	6,440,000	$17,388,000
2006	—	—
2005	—	—
2004	13,274,230[(1),(2)]	[(1),(2)]
2003	—	—
2002	23,029,746	[(3)]

(1) On May 25, 2004, Pulse Data reported issuing 4,499,640 Pulse Data Common Shares, together with a cash payment of $1,753,642, as consideration for all issued and outstanding common shares, warrants and options of Mosaic Mapping Corporation in a plan of arrangement in May 2004.

(2) On April 4, 2004, Pulse Data reported a distribution by ARC Financial Corporation of 8,824,590 Pulse Data Common Shares through the facilities of the TSX. The consideration received for the sale of such shares was not reported by Pulse Data.

(3) On February 11, 2002, Pulse Data reported issuing approximately 23,029,746 Pulse Data Common Shares as consideration for 9,501,140 trust units of ReQuest Income Trust, with a fair market value then estimated by Pulse Data to be $2.415 per share.

11. Commitments to Acquire Securities of Pulse Data

Other than pursuant to the Offer, neither Seitel nor any director or senior officer of Seitel, nor to the knowledge of the directors and senior officers of Seitel after reasonable inquiry, any associate or affiliate of Seitel or any associate of any director or senior officer of Seitel or any person or company holding more than 10% of any class of equity securities of Seitel has entered into any commitments to acquire any equity securities of Pulse Data.

12. Arrangements, Agreements or Understandings

There are no arrangements or agreements made or proposed to be made between Seitel and any of the directors or senior officers of Pulse Data, including payments or other benefits proposed to be made or given by Seitel or the Offeror to such directors or senior officers as compensation for loss of office or as compensation for remaining in or retiring from office if the Offer is successful.

There are no contracts, arrangements or understandings, formal or informal, between Seitel and the Offeror in the one hand and any Shareholder on the other hand with respect to the Offer or between the Offeror and Seitel, and any person or company with respect to any securities of Pulse Data in relation to the Offer.

Other than the benefits that Seitel expects to realize as a result of the combination of the business and operations of Pulse Data with the business and operations of Seitel, no person referred to in Section 9 of the Circular, "Beneficial Ownership of and Trading in Securities of Pulse Data", will receive any direct or indirect benefit from the consummation of the Offer, any Compulsory Acquisition or Subsequent Acquisition Transaction or from accepting or refusing to accept the Offer.

13. Acceptance of the Offer

Seitel has no knowledge as to whether any Shareholders will accept the Offer.

14. Material Changes

Seitel is not aware of any information which indicates that any material change has occurred in the affairs of Pulse Data since March 31, 2007, the date of the last financial statements of Pulse Data, other than as disclosed herein or otherwise publicly disclosed by Pulse Data.

15. Effect of the Offer on the Market for and Listing of Pulse Data Common Shares

The purchase of Pulse Data Common Shares by the Offeror pursuant to the Offer will reduce the number of Pulse Data Common Shares that might otherwise trade publicly and will reduce the number of holders of Pulse Data Common

Shares and, depending on the number of Pulse Data Common Shares acquired by the Offeror, could adversely affect the liquidity and market value of the remaining Pulse Data Common Shares held by the public.

The rules and regulations of the TSX establish certain criteria which, if not met, could, upon successful completion of the Offer, lead to the delisting of the Pulse Data Common Shares from the TSX. Among such criteria are the number of Shareholders, the number of Pulse Data Common Shares publicly held and the aggregate market value of the Pulse Data Common Shares publicly held. Depending on the number of Pulse Data Common Shares purchased under the Offer, it is possible that the Pulse Data Common Shares would fail to meet the criteria for continued listing on the TSX. If this were to happen, the Pulse Data Common Shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such Pulse Data Common Shares. If permitted by applicable Laws, subsequent to completion of the Offer or a Compulsory Acquisition or any Subsequent Acquisition Transaction, if necessary, the Offeror intends to apply to delist the Pulse Data Common Shares from the TSX. If the Pulse Data Common Shares are delisted from the TSX, the extent of the public market for the Pulse Data Common Shares and the availability of price or other quotations will depend upon the number of Shareholders, the number of Pulse Data Common Shares publicly held and the aggregate market value of the Pulse Data Common Shares remaining at such time, the interest in maintaining a market in Pulse Data Common Shares on the part of securities firms, whether Pulse Data remains subject to public reporting requirements in Canada and other factors.

After the purchase of the Pulse Data Common Shares under the Offer, Pulse Data may cease to be subject to the public reporting and proxy solicitation requirements of the CBCA and the securities laws of Canada or may request to cease to be a reporting issuer under the securities laws of Canada.

16. Regulatory Matters

The Offeror's obligation to take up and pay for Pulse Data Common Shares tendered under the Offer is conditional upon all Appropriate Approvals having been obtained on terms satisfactory to the Offeror, in its reasonable judgment. Based upon an examination of the information publicly available relating to Pulse Data's business, the Offeror believes that the Offer is not subject to review under the *Investment Canada Act*, nor is the Offer subject to pre-merger notification under the *Competition Act* (Canada) nor the *Hart-Scott-Rodino Antitrust Improvements Act of 1976* (U.S.).

The Offer is being made in compliance with applicable Canadian rules governing tender offers and applicable United States rules governing tender offers for the securities of a foreign private issuer, as such term is defined in the rules promulgated under the Exchange Act.

17. Material Canadian Federal Income Tax Considerations

General

The following is a summary, as of the date hereof, of the principal Canadian federal income tax consequences generally applicable to Shareholders who dispose of their Pulse Data Common Shares pursuant to the Offer and who, for purposes of the Tax Act, hold their Pulse Data Common Shares as capital property, and deal at arm's length and are not affiliated with each of Seitel, the Offeror and Pulse Data at all times up to and including the completion of the Offer. The Pulse Data Common Shares will generally constitute capital property to a holder unless such holder holds such shares in the course of carrying on a business or has acquired such Pulse Data Common Shares in a transaction or transactions considered to be an adventure in the nature of trade. This summary is not applicable to a Shareholder who is a "tax shelter investment" under the Tax Act, that is a "financial institution" which is subject to the "mark-to-market" provisions of the Tax Act, or that is a "specified financial institution" as defined in the Tax Act.

This summary is based upon the current provisions of the Tax Act, the regulations thereunder (in this Section 17 of the Circular, the "Regulations"), all proposed amendments to the Tax Act or the Regulations announced by the Minister of Finance prior to the date hereof and the current published administrative policies and assessing practices of Canada Revenue Agency ("CRA"). This summary does not otherwise take into account or anticipate changes in the law, whether by way of judicial, governmental or legislative decision or action, nor does it take into account provincial, territorial or foreign tax legislation or considerations.

This summary is of a general nature only and is not exhaustive of all possible Canadian federal income tax considerations. This summary is not intended to be, nor should it be construed to be, legal or tax advice to any particular Shareholder and, accordingly, Shareholders should consult their own independent tax advisors for

advice with respect to the income tax consequences to them of disposing of their Pulse Data Common Shares having regard to their own particular circumstances.

Shareholders Resident in Canada

In addition to the comments set out under the heading "General", this portion of the summary is applicable only to Shareholders who are resident or deemed to be resident in Canada for purposes of the Tax Act (a "Resident Shareholder").

Certain Resident Shareholders whose Pulse Data Common Shares might not otherwise qualify as capital property may, in certain circumstances, make an irrevocable election in accordance with Subsection 39(4) of the Tax Act to have their Pulse Data Common Shares and every "Canadian security" (as defined in the Tax Act) owned by such holders in the taxation year of the election and in all subsequent taxation years deemed to be capital property.

Resident Shareholders Accepting the Offer

A Resident Shareholder who accepts the Offer will generally realize a capital gain or capital loss under the Tax Act. Such capital gain (or capital loss) will be equal to the amount by which the cash proceeds received exceed (or is exceeded by) the aggregate of the adjusted cost base of the Resident Shareholder's Pulse Data Common Shares and any reasonable costs of making the disposition.

One half of a capital gain (a "taxable capital gain") must be included in computing the Resident Shareholder's income and one-half of any such capital loss (an "allowable capital loss") is deductible by the Resident Shareholder from taxable capital gains arising in the year of disposition. To the extent that a Resident Shareholder has insufficient taxable capital gains in that taxation year against which to apply an allowable capital loss, the deficiency will constitute a net capital loss for that taxation year and may generally be carried back to any of the three preceding taxation years or carried forward to any future taxation year, subject to the detailed rules in the Tax Act in that regard.

The amount of any capital loss realized by a Resident Shareholder that is a corporation on the disposition of a Pulse Data Common Share may be reduced by the amount of any dividends received (or deemed to be received) by it on such Pulse Data Common Share (or on certain other shares where the Pulse Data Common Shares have been acquired in exchange for such shares). Any such reduction will not occur where the corporate Shareholder owned the relevant Pulse Data Common Share continuously for 365 days or longer immediately prior to the disposition and such corporate Shareholder (together with any persons with which it did not deal at arm's length) did not own more than 5% of the shares of any class or series in the capital of Pulse Data at the time the relevant dividends were received or deemed to have been received. Similar rules may apply where a Pulse Data Common Share is owned by a partnership or trust of which a corporation, trust or partnership is a member or beneficiary. Resident Shareholders to whom these rules may be relevant should consult their own tax advisors.

A Resident Shareholder that is throughout a taxation year a "Canadian-controlled private corporation" as defined in the Tax Act may be liable to pay, in addition to the tax otherwise payable under the Tax Act, a refundable tax of 6⅔% determined by reference to its aggregate investment income for the year, which includes an amount in respect of taxable capital gains.

Capital gains realized by individuals and certain trusts may be subject to alternative minimum tax under the Tax Act.

Acquisition of Shares Not Deposited

(a) Compulsory Acquisition

As described in Section 7 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition", the Offeror may acquire Pulse Data Common Shares not deposited under the Offer pursuant to a Compulsory Acquisition. The consequences under the Tax Act of any Compulsory Acquisition will depend upon the consideration offered by the Offeror in respect thereof. Generally speaking, to the extent the Pulse Data Common Shares are acquired by the Offeror for cash consideration, the consequences to Resident Shareholders will generally be as set out above under the heading "Resident Shareholders Accepting the Offer". Any interest awarded to the Resident Shareholder by the Court will be included in the Resident Shareholder's income for the purposes of the Tax Act.

Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Pulse Data Common Shares acquired pursuant to a Compulsory Acquisition.

(b) Subsequent Acquisition Transaction

As described in Section 7 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", if the Offeror does not acquire all of the Pulse Data Common Shares pursuant to the Offer or by means of a Compulsory Acquisition, the Offeror may propose other means of acquiring the remaining issued and outstanding Pulse Data Common Shares. As described in Section 7 of the Circular, "Acquisition of Shares Not Deposited — Subsequent Acquisition Transaction", it is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer.

The tax treatment of a Subsequent Acquisition Transaction to a Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out. The Offeror may propose to carry out a Subsequent Acquisition Transaction by means of an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction, the tax consequences of which to a holder of Pulse Data Common Shares would depend upon the nature of the particular transaction undertaken and may be substantially the same as, or materially different from, those described above.

Resident Shareholders should consult their own tax advisors for advice with respect to the income tax consequences to them of having their Pulse Data Common Shares acquired pursuant to a Subsequent Acquisition Transaction.

Qualified Investments

If the Pulse Date Common Shares cease to be listed on a stock exchange prescribed under the Tax Act, the Pulse Data Common Shares may no longer be qualified investments under the Tax Act for a trust governed by a registered retirement savings plan ("RRSP"), registered retirement income fund ("RRIF"), deferred profit sharing plan ("DPSP") or registered education savings plan ("RESP"). Shareholders that are trusts governed by an RRSP, RRIF, DPSP or RESP should consult their tax advisors with respect to the tax consequences to them (and to annuitants, beneficiaries or subscribers thereunder) of holding Pulse Data Common Shares if such Pulse Data Common Shares are not qualified investments and of disposing of their Pulse Data Common Shares pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction.

Shareholders Not Resident in Canada

In addition to the comments set out under the heading "General", this portion of the summary is applicable only to Shareholders who, for purposes of the Tax Act, have not been resident in Canada or deemed to be resident in Canada at any time while they held their Pulse Data Common Shares, do not carry on an insurance business in Canada and who do not use or hold, and are not deemed to use or hold, their Pulse Data Common Shares in carrying on a business in Canada (hereinafter referred to as a "Non-Resident Shareholder").

Non-Resident Shareholders Accepting the Offer

A Non-Resident Shareholder who accepts the Offer will not be subject to tax under the Tax Act in respect of any capital gain realized on a disposition of Pulse Data Common Shares pursuant to the Offer unless such shares are or are deemed to be "taxable Canadian property" and the Non-Resident Shareholder is not afforded any relief under an applicable tax treaty. Generally, Pulse Data Common Shares will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX), unless:

(a) at any time during the five year period immediately preceding the disposition of the Pulse Data Common Shares by such Non-Resident Shareholder, the Non-Resident Shareholder, persons not dealing at arm's length with such Non-Resident Shareholder, or any combination thereof owned not less than 25% of the issued shares of any class or series of the capital stock of Pulse Data; or

(b) the Non-Resident Shareholder's Pulse Data Common Shares were acquired in certain types of tax deferred exchanges in consideration for property that was itself taxable Canadian property.

Even if the Pulse Data Common Shares are taxable Canadian property to a Non-Resident Shareholder and the disposition would give rise to a capital gain, an exemption from tax under the Tax Act may be available under the terms of an applicable income tax treaty between Canada and the country of residence of the Non-Resident Shareholder. Non-Resident Shareholders whose Pulse Data Common Shares may constitute "taxable Canadian property" should consult with their own tax advisors with respect to their particular circumstances.

Acquisition of Shares Not Deposited

(a) Compulsory Acquisition

Subject to the discussion below under "Delisting of Shares", a Non-Resident Shareholder will not be subject to income tax under the Tax Act on a disposition of Pulse Data Common Shares pursuant to the Offeror's statutory rights of purchase described in Section 7 of the Circular, "Acquisition of Shares Not Deposited — Compulsory Acquisition", unless the Pulse Data Common Shares are "taxable Canadian property" to the Non-Resident Shareholder for purposes of the Tax Act and the Non-Resident Shareholder is not entitled to relief under an applicable income tax treaty between Canada and the country in which the Non-Resident Shareholder is resident. Where interest is paid or credited to a Non-Resident Shareholder in connection with a Compulsory Acquisition, such Non-Resident Shareholder will be subject to Canadian withholding tax under the Tax Act at the rate of 25%, subject to any reduction in the rate of withholding to which the Non-Resident Shareholder is entitled under any applicable income tax treaty between Canada and the country in which the Non-Resident Shareholder is resident. Where the Non-Resident Shareholder is a U.S. resident entitled to benefits under the Canada-U.S. Income Tax Convention (1980), as amended, and is the beneficial owner of the interest, the applicable rate of Canadian withholding tax is generally reduced to 10%. Non-Resident Shareholders whose Pulse Data Common Shares are being compulsorily acquired should consult their own tax advisors with respect to their particular circumstances.

(b) Subsequent Acquisition Transaction

As described in Section 7 of the Circular, "Acquisition of Securities Not Deposited — Subsequent Acquisition Transaction", if the Offeror acquires less than 90% of the Pulse Data Common Shares under the Offer or the right of Compulsory Acquisition is not available for any reason or if the Offeror elects not to proceed under such provisions, the Offeror may propose other means of acquiring the remaining issued and outstanding Pulse Data Common Shares. It is the Offeror's current intention that the consideration offered under any Subsequent Acquisition Transaction would be identical to the consideration offered under the Offer. The tax treatment of a Subsequent Acquisition Transaction to a Non-Resident Shareholder will depend upon the exact manner in which the Subsequent Acquisition Transaction is carried out and whether the Pulse Data Common Shares are listed on a stock exchange prescribed under the Tax Act at the relevant time. To the extent that a Subsequent Acquisition Transaction is proposed, Non-Resident Shareholders should consult their own tax advisors with respect to their particular circumstances.

Delisting of Shares

As noted in Section 15 of the Circular, "Effect of the Offer on the Market for and Listing of Pulse Data Common Shares", Pulse Data Common Shares may cease to be listed on the TSX (or another prescribed stock exchange) following the completion of the Offer and may not be listed on the TSX (or another prescribed stock exchange) at the time of their disposition pursuant to a Compulsory Acquisition or a Subsequent Acquisition Transaction. Non-Resident Shareholders are cautioned that if the Pulse Data Common Shares are not listed on a prescribed stock exchange at the time they are disposed of, (a) the Shares will be taxable Canadian property to the Non-Resident Shareholder, (b) the Non-Resident Shareholder may be subject to income tax under the Tax Act in respect of any capital gain realized on such disposition, subject to any relief under an applicable income tax treaty, and (c) the notification and withholding provisions of section 116 of the Tax Act will apply to the Non-Resident Shareholder. Non-Resident Shareholders should consult their own tax advisors for advice with respect to the potential income tax consequences to them of having their Pulse Data Common Shares acquired pursuant to such a transaction.

18. Material U.S. Federal Income Tax Considerations

PURSUANT TO U.S. TREASURY DEPARTMENT CIRCULAR 230, WE ARE INFORMING YOU THAT (A) THIS SUMMARY IS NOT INTENDED AND WAS NOT WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES UNDER THE U.S. FEDERAL TAX LAWS THAT MAY BE IMPOSED ON THE TAXPAYER, (B) THIS SUMMARY WAS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE OFFER TO PURCHASE, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following summary describes certain material U.S. federal income tax considerations generally applicable to holders of Pulse Data Common Shares with respect to the disposition of Pulse Data Common Shares pursuant to the Offer or in certain transactions described in Section 7 of the Circular, "Acquisition of Shares Not Deposited". It addresses only holders that hold Pulse Data Common Shares as capital assets. The following summary does not purport to be a complete analysis of all of the potential U.S. federal income tax considerations that may be relevant to particular holders in light of their particular circumstances nor does it deal with persons that are subject to special tax rules, such as brokers, dealers in securities or currencies, financial institutions, mutual funds, insurance companies, tax-exempt entities, qualified retirement plans or other tax-deferred accounts, holders that own or have owned 10% or more of Pulse Data stock by vote (whether such stock is or was actually or constructively owned), regulated investment companies, partnerships, common trust funds, holders subject to the alternative minimum tax, corporations that accumulate earnings to avoid U.S. federal income tax, persons holding Pulse Data Common Shares as part of a straddle, hedge or conversion transaction or as part of a synthetic security or other integrated transaction, traders in securities that elect to use a mark-to-market method of accounting for their securities holdings, holders that have a "functional currency" other than the U.S. dollar, U.S. expatriates, and persons that acquired Pulse Data Common Shares in a compensation transaction.

The following is based on the Internal Revenue Code of 1986, as amended (the "Code"), Treasury regulations promulgated thereunder ("Treasury Regulations"), and administrative rulings and court decisions, in each case as in effect on the date hereof, all of which are subject to change, possibly with retroactive effect. As used herein, the term "U.S. Holder" means a beneficial owner of Pulse Data Common Shares that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States; (ii) a corporation created or organized in or under the laws of the United States or any subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust if (A) a U.S. court is able to exercise primary supervision over its administration and one or more U.S. persons have authority to control all of its substantial decisions or (B) it has properly elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in a partnership will depend on the status of the partner and the activities of the partnership. Holders of Pulse Data Common Shares that are partnerships should consult their tax advisors concerning the U.S. federal income tax consequences to their partners of the disposition by the partnership of Pulse Data Common Shares pursuant to the Offer.

This discussion assumes that Pulse Data is not, and has not been at any time during a U.S. Holder's holding period for its Pulse Data Common Shares, a passive foreign investment company (a "PFIC") for U.S. federal income tax purposes. If Pulse Data has been a PFIC at any time during a U.S. Holder's holding period, materially adverse U.S. federal income tax consequences would result to U.S. Holders.

This summary is not intended to constitute, and should not be construed to constitute, definitive legal or tax advice to any particular holder. Holders should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Disposition of Pulse Data Common Shares and Receipt of Cash Pursuant to the Offer

A U.S. Holder that disposes of Pulse Data Common Shares in the Offer generally will recognize gain or loss equal to the difference between (i) the U.S. dollar value of the amount realized on the disposition and (ii) the U.S. Holder's adjusted tax basis (as determined in U.S. dollars) in the Pulse Data Common Shares disposed of in the Offer. Gain or loss, as well as holding period, must be determined separately for each block of Pulse Data Common Shares (i.e., Pulse Data Common Shares acquired at the same cost in a single transaction) disposed of pursuant to the Offer. Any such gain or loss will be capital gain or loss, and will be long-term capital gain or loss if the block of the Pulse Data Common Shares was held for more than one year. Any gain or loss will generally be U.S. source. Long-term capital gain is currently subject to tax at a 15% rate.

Foreign Currency Gain or Loss. Any gain or loss resulting from currency exchange fluctuations during the period from the date the disposition proceeds are includible in the U.S. Holder's income to the date the proceeds are converted into U.S. dollars will generally be treated as ordinary income or loss from sources within the United States and will be treated as ordinary income, which is taxed at a maximum rate of 35%.

Acquisition of Pulse Data Common Shares Not Deposited

Compulsory Acquisition or Compelled Acquisition of Pulse Data Common Shares. The U.S. federal income tax considerations generally applicable to a U.S. Holder that disposes of Pulse Data Common Shares in a Compulsory

Acquisition or a Compelled Acquisition, as described in this Circular, generally will be as described under "— Disposition of Pulse Data Common Shares and Receipt of Cash Pursuant to the Offer" above.

U.S. Holders that Demand Payment of the Fair Value of their Pulse Data Common Shares Disposed of in a Compulsory Acquisition. Although there is no authority directly on point, a U.S. Holder that elects to demand payment of the fair value of its Pulse Data Common Shares disposed of in a Compulsory Acquisition will likely recognize capital gain or loss at the time of the Compulsory Acquisition (even if the fair value of the Pulse Data Common Shares has not yet been judicially determined at such time), in an amount equal to the difference between (i) the amount realized by the U.S. Holder and (ii) the U.S. Holder's adjusted tax basis in the Pulse Data Common Shares. For this purpose, although there is no authority directly on point, the amount realized generally should equal the U.S. dollar equivalent amounts, determined at the spot Canadian dollar/U.S. dollar rate, of the trading values for the Pulse Data Common Shares on the settlement date of the Compulsory Acquisition.

In such event, capital gain or loss also may be recognized by the U.S. Holder at the time the actual payment is received, to the extent that such payment exceeds, or is exceeded by, the amount previously realized. In addition, a portion of the actual payment received may instead be characterized as interest income, in which case the U.S. dollar value of the Canadian dollar amount of such portion generally should be included in ordinary income in accordance with the U.S. Holder's method of accounting. U.S. Holders that elect to demand payment of the fair value of their Pulse Data Common Shares disposed of in a Compulsory Acquisition should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Subsequent Acquisition Transaction. If the statutory right of Compulsory Acquisition is not available for any reason, or the Offeror determines not to exercise such right, the Offeror will effect a Subsequent Acquisition Transaction, as described in this Circular. The U.S. federal income tax considerations generally applicable to a U.S. Holder that disposes of Pulse Data Common Shares in a Subsequent Acquisition Transaction will depend upon the manner in which such transaction is carried out and may be substantially similar to, or materially different from, the considerations described above. U.S. Holders that dispose of Pulse Data Common Shares pursuant to a Subsequent Acquisition Transaction should consult their own tax advisors as to the tax consequences applicable to them in their particular circumstances.

Amounts Subject to Canadian Withholding Tax. A U.S. Holder that elects to demand payment of the fair value of its Pulse Data Common Shares disposed of in a Compulsory Acquisition or a Subsequent Acquisition Transaction and that is subject to Canadian withholding tax, as described under "Circular — Material Canadian Federal Income Tax Considerations — Shareholders Not Resident in Canada" above, may be eligible to claim a deduction or credit for such Canadian taxes withheld. However, because any gain or loss realized on the disposition of Pulse Data Common Shares will generally be U.S. source, a U.S. Holder may have insufficient foreign source income to utilise foreign tax credits attributable to any Canadian withholding tax imposed on the disposition.

If a U.S. Holder elects to claim a foreign tax credit, rather than a deduction, in a particular taxable year, such election will apply to all foreign taxes paid by the U.S. Holder in that taxable year. The rules governing the foreign tax credit are complex and the availability of the credit is subject to limitations. U.S. Holders should consult their own tax advisors as to the availability of the foreign tax credit in their particular circumstances.

Information Reporting and Backup Withholding

Payments of the proceeds of a sale or exchange of Pulse Data Common Shares pursuant to the Offer by a U.S. paying agent or other U.S. intermediary will be reported to the U.S. Internal Revenue Service and to the U.S. Holder as may be required under applicable regulations. Backup withholding may apply to these payments if the U.S. Holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to report all interest and dividends required to be shown on its U.S. federal income tax returns. Certain U.S. Holders (including, among others, corporations) are not subject to backup withholding. U.S. Holders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

19. Depositary and Information Agent

The Offeror has retained CIBC Mellon Trust Company to act as Depositary under the Offer for the receipt of the certificates in respect of the Pulse Data Common Shares and related Letters of Transmittal and Notices of Guaranteed Delivery deposited under the Offer. The Depositary will receive reasonable and customary compensation from the Offeror for its services in connection with the Offer and will be reimbursed for certain out-of-pocket expenses. The Offeror also has agreed to indemnify the Depositary against certain liabilities and expenses in connection with the Offer, including liabilities under applicable securities laws.

The Offeror also has retained Innisfree M&A Incorporated to act as information agent in respect of the Offer.

20. Offerees' Statutory Rights

Securities legislation in certain of the jurisdictions of Canada provides Shareholders of Pulse Data with, in addition to any other rights they may have at law, rights of rescission or damages, or both, if there is a misrepresentation in a circular or a notice that is required to be delivered to such Shareholders. However, such rights must be exercised within the time limit prescribed by the securities legislation of the securityholder's province or territory. Shareholders should refer to any applicable provisions of the securities legislation of their respective jurisdictions for the particulars of those rights or consult with a lawyer.

21. Directors' Approval

The contents of the Offer and Circular have been approved, and the sending thereof to the Shareholders has been authorized, by the Boards of Directors of the Offeror and Seitel.

APPROVAL AND CERTIFICATE

The contents of the Offer and Circular have been approved by, and the sending thereof to the Shareholders has been authorized by, the Boards of Directors of each of 6818862 Canada Inc. and Seitel, Inc. The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made. In addition, the foregoing does not contain any misrepresentation likely to affect the value or the market price of the securities that are the subject of the Offer.

Dated: August 10, 2007.

6818862 CANADA INC.

(Signed) Peter H. Kamin
Chief Executive Officer

(Signed) William J. Restrepo
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Peter H. Kamin
Director

(Signed) William R. Leakey
Director

SEITEL, INC.

(Signed) Robert D. Monson
Chief Executive Officer

(Signed) William J. Restrepo
Chief Financial Officer

On behalf of the Board of Directors

(Signed) Peter H. Kamin
Director

(Signed) Jeffrey W. Ubben
Director

The Depositary for the Offer is:

CIBC Mellon Trust Company

Toronto

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Registered Mail, Hand or Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue
20th Floor
New York, New York 10022

Shareholders Call Toll-Free:
(877) 825-8631 (English speakers)
(877) 825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

Exhibit I.(3)

See Attached

The instructions accompanying this Letter of Acceptance and Transmittal should be read carefully before this Letter of Acceptance and Transmittal is completed. The Information Agent, or your broker or other financial advisor can assist you in completing this Letter of Acceptance and Transmittal (see back page of this document for addresses and telephone numbers).

LETTER OF ACCEPTANCE AND TRANSMITTAL

for

COMMON SHARES

of

PULSE DATA INC.

pursuant to the Offer dated August 10, 2007

of

6818862 CANADA INC.

an indirect wholly-owned subsidiary of

SEITEL, INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 18, 2007 (THE "EXPIRY TIME") UNLESS THE OFFER IS EXTENDED OR WITHDRAWN.

This Letter of Acceptance and Transmittal (or a manually executed facsimile thereof), properly completed and duly signed in accordance with the Instructions set out herein, together with all other required documents, must accompany share certificates for common shares (the "Pulse Data Common Shares") of Pulse Data Inc. ("Pulse Data"), deposited pursuant to the offer dated August 10, 2007 (the "Offer") made by 6818862 Canada Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Seitel, Inc., to holders of Pulse Data Common Shares. Shareholders may also accept the Offer by following the procedures for book-entry transfer established by the Canadian Depository for Securities Limited ("CDS"), provided that a Book-Entry Confirmation through the CDS on-line tendering system pursuant to which book-entry transfers may be effected is received by the Depositary at its offices specified in this Letter of Transmittal prior to the expiration of the Offer. Seitel, Inc., ValueAct Capital Master Fund, L.P., and ValueAct Capital Master Fund III, L.P. are acting jointly or in concert with the Offeror in connection with the Offer. As used in this Letter of Transmittal, the term "Pulse Data Common Shares" includes common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon conversion, exchange or exercise of options, warrants or other securities of Pulse Data that are convertible into or exchangeable or exercisable for common shares.

The terms and conditions of the Offer are incorporated by reference in this Letter of Transmittal. Capitalized terms used but not defined in this Letter of Transmittal which are defined in the Offer to Purchase (the "Offer to Purchase") and accompanying Circular (the "Circular" and, together with the Offer to Purchase, the "Offer and Circular"), dated August 10, 2007, have the meanings ascribed to them in the Offer and Circular.

Shareholders who wish to deposit such Pulse Data Common Shares but (i) whose certificates representing Pulse Data Common Shares are not immediately available, (ii) who cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) who cannot comply with the procedures for book-entry transfer on a timely basis, must deposit their Pulse Data Common Shares according to the guaranteed delivery procedure set forth in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery". See Instruction 2 herein, "Procedure for Guaranteed Delivery".

This Letter of Transmittal is to be used if certificates representing Pulse Data Common Shares are to be forwarded herewith. Delivery of this Letter of Transmittal to an address other than set forth below will not constitute a valid delivery to the Depositary.

YOU MUST SIGN THIS LETTER OF TRANSMITTAL IN THE APPROPRIATE SPACE PROVIDED BELOW WITH SIGNATURE GUARANTEE IF REQUIRED, AND COMPLETE EITHER THE SUBSTITUTE FORM W-9 SET FORTH BELOW OR THE APPLICABLE FORM W-8. SEE INSTRUCTION 9.

Please read carefully the Instructions set forth below before completing this Letter of Transmittal.

TO: **6818862 CANADA INC.**

AND TO: **CIBC MELLON TRUST COMPANY (the "Depositary"), at its offices set out herein**

The undersigned hereby delivers to the Depositary the enclosed certificate(s) representing Pulse Data Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for such Pulse Data Common Shares. The following are the details of the enclosed certificate(s):

(If space is insufficient please attach a list to this Letter of Transmittal in the form below.)

PULSE DATA COMMON SHARES

Certificate Number(s)*	Name(s) and Address(es) in which Registered	Number of Pulse Data Common Shares Represented by Certificate	Number of Pulse Data Common Shares Deposited*
	TOTAL:		

* Unless otherwise indicated, the total number of Pulse Data Common Shares evidenced by all certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer. See Instruction 6 below, "Partial Deposits".

IN CONSIDERATION OF THE OFFER AND FOR VALUE RECEIVED, upon the terms and subject to the conditions set forth in the Offer and in this Letter of Transmittal, subject only to the withdrawal rights set out in the Offer, the undersigned:

(a) acknowledges receipt of the Offer and Circular;

(b) delivers to the Depositary the enclosed certificate(s) representing Pulse Data Common Shares and, subject only to the provisions of the Offer regarding withdrawal, irrevocably accepts the Offer for and in respect of the Pulse Data Common Shares represented by such certificates (the "Purchased Securities") and, on and subject to the terms and conditions of the Offer, deposits and sells, assigns and transfers to the Offeror all right, title and interest in and to the Purchased Securities, including any and all dividends (other than certain cash dividends), distributions, payments, securities, rights, warrants, assets or other interests (collectively "Other Securities"), which may be declared, paid, accrued, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, except as otherwise indicated in Section 7 of the Offer to Purchase, "Changes in Capitalization of Pulse Data; Dividends and Distributions; Liens";

(c) represents and warrants that the undersigned has full power and authority to deposit, sell, assign and transfer the Purchased Securities and that when the Purchased Securities are taken up and paid for by the Offeror, the Offeror will acquire good title thereto free and clear of all liens, charges, encumbrances, claims and equities;

(d) represents and warrants that the undersigned owns the Purchased Securities and any Other Securities being deposited within the meaning of applicable securities laws;

(e) represents and warrants that the deposit of the Purchased Securities complies with applicable securities laws;

(f) represents and warrants that the jurisdiction of residence of the undersigned is as specified below;

(g) directs the Offeror and the Depositary, upon the Offeror taking up the Purchased Securities: (i) to mail the cheques representing the amount of cash, if any, to which the undersigned is entitled for the Purchased Securities under the Offer in the name indicated below by first class mail, postage prepaid, or to hold such cheques for pick-up, in accordance with the instructions given below; and (ii) to return any certificates for Pulse Data Common Shares not purchased under the Offer to the address indicated below in Block A (and if no name, address or delivery instructions are indicated, to the undersigned at the address of the undersigned as shown on the registers maintained by Pulse Data);

(h) irrevocably constitutes and appoints the Depositary and any officer of the Offeror, and each of them and any other persons designated by the Offeror in writing, the true and lawful agent, attorney and attorney-in-fact and proxy of the undersigned with respect to the Purchased Securities taken up and paid for under the Offer, and with respect to any and all Other Securities declared, paid, issued, distributed, made or transferred on or in respect of the Purchased Securities on or after the date of the Offer, with full power of substitution, in the name of and on behalf of the undersigned (such power of attorney being deemed to be an irrevocable power coupled with an interest) to:

    (i) register or record the transfer of Purchased Securities and Other Securities on the registers maintained by Pulse Data;

    (ii) execute and deliver, as and when requested by the Offeror, any instruments of proxy, authorization or consent in form and on terms satisfactory to the Offeror in respect of such Purchased Securities and Other Securities, revoke any such instrument, authorization or consent or designate in such instrument, authorization or consent any Person or Persons as the proxy of such holder in respect of the Purchased Securities for all purposes, including in connection with any meeting (whether annual, special or otherwise and any adjournment thereof) of holders of relevant securities of Pulse Data;

    (iii) execute and negotiate any cheques or other instruments representing any Other Securities payable to the undersigned; and

    (iv) exercise any rights of the undersigned with respect to such Purchased Securities and Other Securities, all as set forth in this Letter of Transmittal;

and after the date (the "Effective Date") that the Offeror takes up the deposited Pulse Data Common Shares covered by this Letter of Transmittal, revokes any and all other authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Purchased Securities;

(i) agrees, effective on and after the Effective Date, not to vote any of the Purchased Securities or Other Securities at any meeting (whether annual, special or otherwise and any adjournments thereof) of holders of securities of Pulse Data and, except as may otherwise be agreed, not to exercise any and all of the other rights or privileges attached to the Purchased Securities or Other Securities, and agrees to execute and deliver to the Offeror any and all instruments of proxy, authorizations or consents in respect of the Purchased Securities and to designate in any such instruments of proxy the person or persons specified by the Offeror as the proxy or proxy nominee or nominees of the holder of the Purchased Securities and acknowledges that upon such appointment, all prior proxies given by the holder of such Purchased Securities with respect thereto shall be revoked and no subsequent proxies may be given by the holder with respect thereto;

(j) acknowledges and agrees that if, on or after the date of the Offer, Pulse Data should declare or pay any dividend or declare, make or pay any other distribution or payment on or declare, allot, reserve or issue any securities, rights or other interests with respect to the Pulse Data Common Shares that is payable or distributable to the holders of the Pulse Data Common Shares on a record date that precedes the date of transfer of the Pulse Data Common Shares into the name of the Offeror or its nominees or transferees on the Pulse Data Common Share register maintained by or on behalf of Pulse Data, then without prejudice to the Offeror's rights under Section 2 of the Offer to Purchase, "Conditions of the Offer": (i) in the case of cash dividends, distributions or payments, the amount of the dividends, distributions or payments shall be received and held by the depositing holder of Pulse Data Common Shares, and to the extent that such dividends, distributions or payments do not exceed the cash consideration per Pulse Data Common Share payable by the Offeror pursuant to the Offer (as determined by the Offeror), the cash consideration per Pulse Data Common Share payable by the Offeror pursuant to the Offer will be reduced by the amount of any such dividend, distribution or payment; (ii) in the case of non-cash dividends, distributions, payments, rights or other interests, the whole of any such non-cash dividend, distribution, payment, right or other interest shall be received and held by the depositing holder of Pulse Data Common Shares for the account of the Offeror and shall be promptly remitted and transferred by the depositing holder of Pulse Data Common Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer; and (iii) in the case of any cash dividends, distributions or payments in an amount that exceeds the cash consideration per Pulse Data Common Share payable by the Offeror pursuant to the Offer, the whole of any such cash dividend, distribution or payment shall be received and held by the depositing holder of Pulse Data Common Shares for the account of the Offeror and shall be required to be promptly remitted and transferred by the depositing holder of Pulse Data Common Shares to the Depositary for the account of the Offeror, accompanied by appropriate documentation of transfer. Pending such remittance in the case of (ii) and (iii) above, the Offeror will be entitled to all rights and privileges as owner of any such dividend, distribution, payment, right or other interest and may withhold all of the cash consideration otherwise payable to the non-remitting holders of Pulse Data Common Shares pursuant to the Offer or deduct from the cash consideration to be paid by the Offeror pursuant to the Offer value equal to the amount or value of the dividend, distribution, payment, right or other interest, as determined by the Offeror in its sole discretion;

(k) covenants to execute, upon request of the Offeror, any additional documents, transfers and other assurances as may be necessary or desirable to complete the sale, assignment and transfer of the Purchased Securities or Other Securities to the Offeror;

(l) acknowledges that all authority conferred or agreed to be conferred by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death or incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon the heirs, personal representatives, successors and assigns of the undersigned; and

(m) by virtue of the execution of this Letter of Transmittal, shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Pulse Data Common Shares deposited pursuant to the Offer will be determined by the Offeror in its sole discretion and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Offeror, the Depositary, the Information Agent or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give any such notice.

By virtue of the execution of this Letter of Transmittal, the undersigned agrees with the Offeror and the Depositary that any contract contemplated by the Offer and this Letter of Transmittal as well as all documents relating thereto or hereto, including, without limitation, the Notice of Guaranteed Delivery, be drawn up exclusively in the English language.

En signant la présente lettre de transmission, le soussigné est réputé d'avoir convenu avec l'initiateur et le dépositaire que tous les contrats découlant de l'offre et de la présente lettre de transmission et tous les documents y afférents incluant, sans limiter la généralité de ce qui précède, l'avis de livraison garantie, soient rédigés exclusivement en anglais.

BLOCK A ISSUE CHEQUE IN THE NAME OF: (please print or type)	BLOCK B SEND CHEQUE (Unless Block "C" is checked) TO: (please print or type)
(Name)	(Name)
(Street Address and Number)	
(City and Province)	(Street Address and Number)
(Country and Postal Code)	
(Telephone — Business Hours)	(City and Province)
(Social Insurance Number)	(Country and Postal Code)

BLOCK C

☐ HOLD CHEQUE FOR PICK-UP AT THE OFFICES OF THE DEPOSITARY WHERE THIS LETTER OF ACCEPTANCE AND TRANSMITTAL IS DEPOSITED. (Check box)

BLOCK D

☐ CHECK HERE IF PULSE DATA COMMON SHARES ARE BEING DEPOSITED PURSUANT TO A NOTICE OF GUARANTEED DELIVERY PREVIOUSLY SENT TO THE DEPOSITARY AND COMPLETE THE FOLLOWING: (please print or type)

Name of Registered Holder ______________________ Date of Execution of Notice ______________________

Window Ticket Number (if any)

____

Name of Institution which Guaranteed Delivery____

BLOCK E

STATUS AS A U.S. SHAREHOLDER

INDICATE WHETHER YOU ARE A U.S. SHAREHOLDER OR ARE ACTING ON BEHALF OF A U.S. SHAREHOLDER.

A "U.S. Shareholder" is any holder of Pulse Data Common Shares that is a resident of the United States or any territory of possession thereof or that is a U.S. person for U.S. federal income tax purposes.

☐ The person signing this Letter of Transmittal represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder.

☐ The person signing this Letter of Transmittal is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder.

IF YOU ARE A U.S. SHAREHOLDER OR ACTING ON BEHALF OF A U.S. SHAREHOLDER, IN ORDER TO AVOID U.S. FEDERAL BACKUP WITHHOLDING TAX ON PAYMENTS MADE PURSUANT TO THE OFFER, YOU MUST FURNISH A SUBSTITUTE FORM W-9. (SEE BELOW)

SHAREHOLDER SIGNATURE

Signature guaranteed by (if required under Instruction 4):

______________________________ Dated: ______________________________ 2007

______________________________	______________________________
Authorized Signature of Guarantor	Signature of holder of Pulse Data Common Shares or Authorized Representative — See Instructions 3 and 5
______________________________	______________________________
Name of Guarantor (please print or type)	Name of holder of Pulse Data Common Shares (please print or type)
______________________________	______________________________
Address of Guarantor (please print or type)	Name of Authorized Representative, if applicable (please print or type)
______________________________	______________________________
	Daytime telephone number of holder of Pulse Data Common Shares or Authorized Representative
______________________________	______________________________
	Daytime facsimile number of holder of Pulse Data Common Shares or Authorized Representative
	______________________________
	Social Insurance Number of holder of Pulse Data Common Shares

INSTRUCTIONS

1. Use of Letter of Transmittal

(a) This Letter of Transmittal (or a manually signed facsimile thereof) together with accompanying certificates representing the deposited Pulse Data Common Shares and all other documents required by the terms of the Offer and Circular and this Letter of Transmittal must be received by the Depositary at any of the offices specified on the last page of this Letter of Transmittal no later than 5:00 p.m. (Toronto time), on September 18, 2007, unless the Offer in respect of the Pulse Data Common Shares is extended or unless the procedure for guaranteed delivery set out in Instruction 2, "Procedure for Guaranteed Delivery", below is used.

(b) **The method used to deliver this Letter of Transmittal and any accompanying certificates representing Pulse Data Common Shares is at the option and risk of the holder, and delivery will be deemed effective only when such documents are actually received by the Depositary.** The Offeror recommends that the necessary documentation be hand delivered to the Depositary at any of its offices specified below, and a receipt obtained; otherwise the use of registered mail with return receipt requested, properly insured, is recommended. Shareholders whose Pulse Data Common Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Pulse Data Common Shares.

If certificates representing deposited Pulse Data Common Shares are forwarded separately in multiple deliveries to the Depositary, a properly completed and duly signed Letter of Transmittal (or manually signed facsimile hereof) must accompany each such delivery.

2. Procedure for Guaranteed Delivery

A Shareholder who wishes to accept the Offer but (i) whose certificates representing Pulse Data Common Shares are not immediately available, (ii) who cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) who cannot comply with the procedures for book-entry transfer on a timely basis, may nevertheless deposit such Pulse Data Common Shares under the Offer, provided that all of the following conditions are met:

(a) such deposit is made only at the Toronto office of the Depositary, at the address specified on the last page of this Letter of Transmittal, by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its Toronto office, at the address specified in the Notice of Guaranteed Delivery, at or before the Expiry Time; and

(c) the certificate or certificates representing the Pulse Data Common Shares that the Shareholder wishes to deposit under the Offer, in proper form for transfer, and together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and any other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary, at the address specified on the last page of this Letter of Transmittal, by 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after the Expiry Date.

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by facsimile or mail to the Depositary only at the applicable address specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form set out in the Notice of Guaranteed Delivery. Delivery of the Notice of Guaranteed Delivery and this Letter of Transmittal and accompanying certificate(s) to any office other than such office of the Depositary does not constitute delivery for purposes of satisfying a guaranteed delivery.

The Offeror reserves the right to permit the Offer to be accepted and the issue of the Offered Consideration pursuant to the Offer to be completed in a manner other than as set forth in this Instruction 2 and in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery", and subject to any required extensions and announcements if, in its sole discretion, it is satisfied that the transaction in question can be undertaken in compliance with all applicable Laws.

3. Signatures

This Letter of Transmittal must be completed and signed by the registered holder of deposited Pulse Data Common Shares accepting the Offer described above or by such holder's duly authorized representative (in accordance with Instruction 5, "Fiduciaries, Representatives and Authorizations").

(a) If this Letter of Transmittal is signed by the registered owner(s) of the accompanying certificate(s), such signature(s) on this Letter of Transmittal must correspond with the name(s) as registered or as written on the face of such certificate(s) without any change whatsoever, and the certificate(s) need not be endorsed. If such transmitted certificate(s) are owned of record by two or more joint owners, all such owners must sign this Letter of Transmittal.

(b) If this Letter of Transmittal is signed by a person other than the registered owner(s) of the accompanying certificate(s), or if a cheque is to be issued to a person other than the registered owner(s):

(i) such deposited certificate(s) must be endorsed or accompanied by an appropriate transfer power of attorney duly and properly completed by the registered owner(s); and

(ii) the signature(s) on such endorsement or power of attorney must correspond exactly to the name(s) of the registered owner(s) as registered or as appearing on the certificate(s) and must be guaranteed as noted in Instruction 4, "Guarantee of Signatures", below.

4. Guarantee of Signatures

If this Letter of Transmittal is signed by a person other than the registered holder(s) of the deposited Pulse Data Common Shares, or if deposited Pulse Data Common Shares not purchased are to be returned to a person other than such registered holder(s) or sent to an address other than the address of the registered holder(s) as shown on the registers of Pulse Data or if payment is to be issued in the name of a person other than the registered holders(s) of the deposited Pulse Data Common Shares, such signature must be guaranteed by an Eligible Institution (except that no guarantee is required if the signature is that of an Eligible Institution).

5. Fiduciaries, Representatives and Authorizations

Where this Letter of Transmittal is executed by a person acting as an executor, administrator, trustee or guardian, or on behalf of a corporation, partnership or association or is executed by any other person acting in a representative capacity, such person should so indicate when signing and this Letter of Transmittal must be accompanied by satisfactory evidence of the authority to act. The Offeror or the Depositary, at their discretion, may require additional evidence of authority or additional documentation.

6. Partial Deposits

If less than the total number of Pulse Data Common Shares evidenced by any certificate submitted is to be deposited, fill in the number of Pulse Data Common Shares to be deposited in the appropriate space on this Letter of Transmittal. In such case, the Depositary will use commercially reasonable efforts to cause new certificate(s) for the number of Pulse Data Common Shares not deposited to be sent to the registered holder as soon as practicable after the Expiry Time. The total number of Pulse Data Common Shares evidenced by all certificates delivered will be deemed to have been deposited unless otherwise indicated.

7. Right to Withdraw Deposited Pulse Data Common Shares

Except as otherwise provided in this Instruction 7, or in Section 8 of the Offer to Purchase, "Right to Withdraw Deposited Pulse Data Common Shares", all deposits of the Pulse Data Common Shares under the Offer are irrevocable.

The Pulse Data Common Shares may be withdrawn by or on behalf of a depositing Shareholder (unless otherwise required or permitted by applicable Law):

(a) at any time where the Pulse Data Common Shares have not been taken up by the Offeror;

(b) at any time before the expiration of ten days from the date of a notice of change (other than a change that is not within the control of the Offeror or its affiliates) or variation (other than a variation consisting solely of (i) the waiver of a condition or (ii) an increase in the consideration offered for Pulse Data Common Shares where the Expiry Time is not extended for more than ten days) in respect of the Offer, but only if the Pulse Data Common Shares have not been taken up by the Offeror at the date of such notice of change or variation; or

(c) if the Pulse Data Common Shares have not been paid for by the Offeror within three business days after having been taken up.

A notice of withdrawal of deposited Pulse Data Common Shares must:

(a) be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or electronic facsimile communication);

(b) be made by or on behalf of the depositing Shareholder;

(c) be signed by or on behalf of the person who signed the Letter of Transmittal (or Notice of Guaranteed Delivery) that accompanied the Pulse Data Common Shares being withdrawn;

(d) specify that person's name, the number of Pulse Data Common Shares to be withdrawn, the name of the registered holder, and the certificate number shown on each certificate evidencing the Pulse Data Common Shares to be withdrawn; and

(e) to be effective, actually be received by the Depositary at the place of deposit within the applicable time limits specified above.

In addition, any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Transmittal or Notice of Guaranteed Delivery, except where the Pulse Data Common Shares were deposited for the account of an Eligible Institution.

Withdrawals may not be rescinded and any Pulse Data Common Shares withdrawn will thereafter be deemed not validly deposited for purposes of the Offer. However, withdrawn Pulse Data Common Shares may be redeposited at any time before the Expiry Time by again following one of the procedures described in Section 4 of the Offer to Purchase, "Time and Manner of Acceptance".

In addition to the foregoing rights of withdrawal, Shareholders in certain provinces of Canada are entitled to statutory rights of rescission or damages or both in certain circumstances. See Section 20 of the Circular, "Offerees' Statutory Rights".

All questions as to the validity (including timely receipt) and form of notices of withdrawal shall be determined by the Offeror in its sole discretion and such determinations shall be final and binding. None of the Offeror, the Depositary or any other Person will be under any duty to give notice of any defect or irregularity in any notice of withdrawal or shall incur any liability for failure to give such notice.

8. Stock Transfer Taxes

Except as otherwise provided in this Instruction 8, the Offeror will pay all stock transfer taxes with respect to the transfer and sale of any Pulse Data Common Shares to it or its order pursuant to the Offer. If, however, payment of the purchase price is to be made to, or if certificates for Pulse Data Common Shares not deposited or not accepted for payment are to be registered in the name of, any person other than the registered holder(s), or if deposited certificates for Pulse Data Common Shares are registered in the name of any person other than the person(s) signing this Letter of Transmittal, the amount of any stock transfer taxes (whether imposed on the registered holder(s) or such other person) payable on account of the transfer to such other person will be deducted from the purchase price of such Pulse Data Common Shares purchased unless evidence satisfactory to the Offeror, in its sole discretion, of the payment of such taxes, or exemption therefrom, is submitted.

9. Backup Withholding.

Under U.S. federal income tax law, a Shareholder whose deposited Pulse Data Common Shares are accepted for payment pursuant to the Offer may be subject to backup withholding tax (currently imposed at a rate of 28%) on the gross proceeds of any payment received hereunder. Backup withholding tax is not an additional tax. A Shareholder subject to the backup withholding tax rules will be allowed a credit of the amount withheld against such Shareholder's U.S. federal income tax liability and, if backup withholding tax results in an overpayment of U.S. federal income tax, such Shareholder may be entitled to a refund, provided that the requisite information is correctly furnished to the U.S. Internal Revenue Service in a timely manner.

U.S. Shareholders

To prevent backup withholding tax with respect to payments made to a U.S. Shareholder pursuant to the Offer, the U.S. Shareholder is required to timely notify the Depositary of the U.S. Shareholder's taxpayer identification number ("TIN") by completing the enclosed Substitute Form W-9, certifying that the TIN provided on that form is correct (or that such U.S. Shareholder is awaiting receipt of a TIN), and that (a) the U.S. Shareholder has not been notified by the U.S. Internal Revenue Service that the U.S. Shareholder is subject to backup withholding as a result of a failure to report all interest or dividends, or (b) after being so notified, the U.S. Internal Revenue Service has notified the U.S. Shareholder that the U.S. Shareholder is no longer subject to backup withholding.

If the Depositary is not timely provided with the correct TIN, such U.S. Shareholder may be subject to a $50 penalty imposed by the U.S. Internal Revenue Service and payments that are made to such U.S. Shareholder pursuant to the Offer may be subject to backup withholding.

Each U.S. Shareholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the registered holder of the Pulse Data Common Shares. If the Pulse Data Common Shares are registered in more than one name or are not registered in the name of the actual owner, consult the enclosed "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" for additional guidance on which TIN to report. A U.S. Shareholder who does not have a TIN may write "Applied For" in Part 1 of the Substitute Form W-9 if such U.S. Shareholder has applied for a TIN or intends to apply for a TIN in the near future. If the U.S. Shareholder writes "Applied For" in Part I of the Substitute Form W-9, (i) the U.S. Shareholder must also complete the "Certificate of Awaiting Taxpayer Identification Number" below in order to avoid backup withholding on payments made pursuant to the Offer and (ii) payments made will be subject to backup withholding unless the U.S. Shareholder has furnished the Depositary with his or her TIN by the time payment is made. A U.S. Shareholder who writes "Applied For" in Part 1 of the Substitute Form W-9 in lieu of furnishing a TIN should furnish the Depositary with the U.S. Shareholder's TIN as soon as it is received.

Certain U.S. Shareholders (including, among others, all corporations) are not subject to the backup withholding requirements described in this Instruction 9. To avoid possible erroneous backup withholding, a U.S. Shareholder that is exempt from backup withholding should complete the Substitute Form W-9 by providing its correct TIN, signing and dating the form, and checking the "Exempt" box in Part 2 of the form.

Non-U.S. Shareholders

A Shareholder who is not a resident or citizen of the United States for U.S. federal income tax purposes should submit to the Depositary the appropriate U.S. Internal Revenue Service Form W-8. Generally, a foreign individual or a foreign corporation that is not a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would provide a Form W-8BEN. A foreign entity that is a pass-through entity for U.S. federal income tax purposes and is not engaged in a trade or business within the U.S. would generally provide a Form W-8BEN and/or a Form W-8IMY (which may require additional Forms W-8BEN for each of its beneficial owners), depending on its particular circumstances. A foreign individual or a foreign entity that is engaged in a trade or business within the U.S. may be required to provide a Form W-8ECI. Such U.S. Internal Revenue Service Form W-8 will be provided to you by the Depositary upon request.

All Shareholders are urged to consult their own tax advisors to determine whether they are exempt from these backup withholding and information reporting requirements and to determine which form should be used to avoid backup withholding.

10. Miscellaneous

(a) If the space on this Letter of Transmittal is insufficient to list all certificates for deposited Pulse Data Common Shares, additional certificate numbers and number of deposited Pulse Data Common Shares may be included on a separate signed list affixed to this Letter of Transmittal.

(b) If deposited Pulse Data Common Shares are registered in different forms (e.g., "John Doe" and "J. Doe"), a separate Letter of Transmittal should be signed for each different registration.

(c) No alternative, conditional or contingent deposits will be accepted. All depositing holders of Pulse Data Common Shares signing this Letter of Transmittal (or a facsimile hereof) waive any right to receive any notice of the acceptance of deposited Pulse Data Common Shares for payment, except as required by applicable Law.

(d) The Offer and any agreement resulting from the acceptance of the Offer will be construed in accordance with and governed by the Laws of the Province of Ontario and the federal Laws of Canada applicable therein. Each party to any agreement resulting from the acceptance of the Offer unconditionally and irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario.

(e) The Offeror will not pay any fees or commissions to any broker or dealer or any other Person for soliciting deposits of Pulse Data Common Shares pursuant to the Offer except as otherwise set forth in the Offer and Circular (other than to the Depositary).

(f) Additional copies of the Offer and Circular, this Letter of Transmittal and the Notice of Guaranteed Delivery may be obtained from the Depositary at the addresses listed below.

11. Lost Certificates

If a Pulse Data Common Share certificate has been lost or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will forward such letter to Pulse Data's registrar and transfer agent so that the transfer agent may provide replacement instructions. If a Pulse Data Common Share certificate has been lost or destroyed, please ensure that you provide your telephone number so that the Depositary or Pulse Data's transfer agent may contact you.

THIS LETTER OF TRANSMITTAL OR A MANUALLY SIGNED FACSIMILE HEREOF (TOGETHER WITH CERTIFICATES REPRESENTING PULSE DATA COMMON SHARES AND ALL OTHER REQUIRED DOCUMENTS) OR THE NOTICE OF GUARANTEED DELIVERY OR A MANUALLY SIGNED FACSIMILE THEREOF MUST BE RECEIVED BY THE DEPOSITARY NO LATER THAN THE EXPIRY TIME.

TO BE COMPLETED BY U.S. SHAREHOLDERS

(See "Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9" below)

<table>
<tr><td rowspan="3">SUBSTITUTE
Form W-9

Department of the Treasury
Internal Revenue Service

Payer's Request for Taxpayer Identification Number (TIN)</td><td colspan="2">Please fill out your name and address below:
Name: ____________________
Address (Number and street): ____________________
____
City, State and Zip Code: ____________________
____________________</td></tr>
<tr><td>Part 1 — PLEASE PROVIDE YOUR TIN IN THE BOX AT RIGHT AND CERTIFY BY SIGNING AND DATING BELOW</td><td>____________________
Social Security Number
OR
____
Employer Identification Number</td></tr>
<tr><td colspan="2">Part 2 —
Awaiting TIN ☐
Exempt ☐</td></tr>
<tr><td colspan="3">CERTIFICATION — UNDER PENALTIES OF PERJURY, I CERTIFY THAT: (1) The number shown on this form is my correct Taxpayer Identification Number (or I am waiting for a number to be issued to me), and (2) I am not subject to backup withholding because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (the "IRS") that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding, and (3) I am a U.S. person (including a U.S. resident alien).

CERTIFICATION INSTRUCTIONS — You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return. If you are exempt from backup withholding, check the "Exempt" box in Part 2.

SIGNATURE ____________________ DATE ____________________
NAME (Please Print) ____________________
ADDRESS (Number and street) ____________________
____
City, State and Zip Code</td></tr>
</table>

NOTE: FAILURE TO COMPLETE AND RETURN THIS FORM MAY RESULT IN BACKUP WITHHOLDING OF 28 PERCENT OF ANY PAYMENT MADE TO YOU PURSUANT TO THE OFFER. PLEASE REVIEW THE ENCLOSED GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 FOR ADDITIONAL DETAILS.

U.S. SHAREHOLDERS MUST COMPLETE THE FOLLOWING CERTIFICATE IF THEY CHECKED THE "AWAITING TIN" BOX IN PART 2 OF SUBSTITUTE FORM W-9.

CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER

I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (a) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (b) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number to the payer by the time of payment, 28% of all reportable payments made to me will be withheld until I provide a number and that, if I do not provide my taxpayer identification number within 60 calendar days, such retained amounts shall be remitted to the IRS as backup withholding.

____________________________ ____________________________

Signature **Date**

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9

Guidelines for Determining the Proper Identification Number to Give the Payer. — Social Security numbers have nine digits separated by two hyphens: i.e., 000-000-000. Employer identification numbers have nine digits separated by only one hyphen: i.e., 00-0000000. The table below will help determine the number to give the payer.

For this type of account:	Give the NAME and SOCIAL SECURITY or EMPLOYER IDENTIFICATION number of —
1. Individual	The individual
2. Two or more individuals (joint account)	The actual owner of the account or, if combined funds, the first individual on the account[1]
3. Custodian account of a minor (*Uniform Gift to Minors Act*)	The minor[2]
4. a. The usual revocable savings trust (grantor is also trustee)	The grantor-trustee[1]
b. So-called trust account that is not a legal or valid trust under state law	The actual owner[1]
5. Sole proprietorship or single-owner LLC	The owner[3]

For this type of account:	Give the NAME and EMPLOYER IDENTIFICATION number of —
6. A valid trust, estate, or pension trust	The legal entity[4]
7. Corporate or LLC electing corporate status on Form 8832	The corporation
8. Association, club, religious, charitable, educational or other tax-exempt organization	The organization
9. Partnership or multi-member LLC	The partnership
10. A broker or registered nominee	The broker or nominee
11. Account with the Department of Agriculture in the name of a public entity (such as a state or local government, school district, or prison) that receives agricultural program payments	The public entity

(1) List first and circle the name of the person whose number you furnish. If only one person on a joint account has an SSN, that person's number must be furnished.

(2) Circle the minor's name and furnish the minor's SSN.

(3) Show the name of the individual owner. Use either SSN or EIN.

(4) List first and circle the name of the legal trust, estate, or pension trust. (Do not furnish the taxpayer identification number of the personal representative or trustee unless the legal entity itself is not designated in the account title.)

NOTE: *If no name is circled when there is more than one name, the number will be considered to be that of the first name listed.*

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 (PAGE 2)

How to Get a TIN

To apply for an SSN, obtain Form SS-5, Application for a Social Security Card, at the local office of the Social Security Administration or get this form on-line at www.ssa.gov/online/ss-5.pdf. You may also get this form by calling 1-800-772-1213. You can apply for an EIN online by accessing the IRS website at www.irs.gov/businesses and clicking on Employer ID Numbers under Business Topics. Use Form SS-4, Application for Employer Identification Number, to apply for an EIN. You can get Form SS-4 from the IRS by calling 1-800-TAX-FORM (1-800-829-3676) or from the IRS web site at www.irs.gov.

If you do not have a TIN, write "Applied For" in Part 1, check the "Awaiting TIN" box in Part 2, sign and date the form in the two spaces indicated, and return it to the payer. For interest and dividend payments and certain payments made with respect to readily tradable instruments, you will generally have 60 calendar days to get a TIN and give it to the payer. If the payer does not receive your TIN within 60 calendar days, backup withholding, if applicable, will begin and continue until you furnish your TIN.

Note: Writing "Applied For" on the form means that you have already applied for a TIN or that you intend to apply for one soon. As soon as you receive your TIN, complete another Form W-9, include your TIN, sign and date the form, and return it to the payer.

Payees Exempt from Backup Withholding

Generally, individuals (including sole proprietors) are not exempt from backup withholding. Corporations generally are exempt from backup withholding.

Note: If you are exempt from backup withholding, you should still complete Substitute Form W-9 to avoid possible erroneous backup withholding. If you are exempt, enter your correct TIN in Part 1, check the "Exempt" box in Part 2, and sign and date the form.

Exempt Payees.

Backup withholding is not required on any payments made to the following payees:

(1) An organization exempt from tax under section 501(a), any IRA, or a custodial account under section 403(b)(7) if the account satisfies the requirements of section 401(f)(2).

(2) The United States or any of its agencies or instrumentalities.

(3) A state, the District of Columbia, a possession of the United States, or any of their political subdivisions or instrumentalities.

(4) A foreign government or any of its political subdivisions, agencies, or instrumentalities.

(5) An international organization or any of its agencies or instrumentalities.

Other payees that may be exempt from backup withholding include:

(6) A corporation.

(7) A foreign central bank of issue.

(8) A dealer in securities or commodities required to register in the United States, the District of Columbia, or a possession of the United States.

(9) A futures commission merchant registered with the Commodity Futures Trading Commission.

(10) A real estate investment trust.

(11) An entity registered at all times during the tax year under the Investment Company Act of 1940.

(12) A common trust fund operated by a bank under section 584(a).

(13) A financial institution.

(14) A middleman known in the investment community as a nominee or custodian.

(15) A trust exempt from tax under section 664 or described in section 4947.

GUIDELINES FOR CERTIFICATION OF TAXPAYER IDENTIFICATION NUMBER ON SUBSTITUTE FORM W-9 (PAGE 3)

Exempt payees described above should file Form W-9 to avoid possible erroneous backup withholding. **FILE THIS FORM WITH THE PAYER, FURNISH YOUR TAXPAYER IDENTIFICATION NUMBER, CHECK THE "EXEMPT" BOX IN PART 2 OF THE FORM, SIGN AND DATE THE FORM AND RETURN IT TO THE PAYER.**

Privacy Act Notice. Section 6109 of the Internal Revenue Code requires you to provide your correct TIN to persons who must file information returns with the IRS to report interest, dividends, and certain other income paid to you, mortgage interest you paid, the acquisition or abandonment of secured property, cancellation of debt, or contributions you made to an IRA, or Archer MSA or HSA. The IRS uses the numbers for identification purposes and to help verify the accuracy of your tax return. The IRS may also provide this information to the Department of Justice for civil and criminal litigation, and to cities, states, the District of Columbia, and U.S. possessions to carry out their tax laws. The IRS may also disclose this information to other countries under a tax treaty, to federal and state agencies to enforce federal nontax criminal laws, or to federal law enforcement and intelligence agencies to combat terrorism.

You must provide your TIN whether or not you are required to file a tax return. Payers must generally withhold 28% of taxable interest, dividend, and certain other payments to a payee who does not give a TIN to a payer. Certain penalties may also apply.

Penalties

Failure to Furnish TIN. If you fail to furnish your correct TIN to a payer, you are subject to a penalty of $50 for each such failure unless your failure is due to reasonable cause and not to willful neglect.

Civil Penalty for False Information With Respect to Withholding. If you make a false statement with no reasonable basis that results in no backup withholding, you are subject to a $500 penalty.

Criminal Penalty for Falsifying Information. Willfully falsifying certifications or affirmations may subject you to criminal penalties including fines and/or imprisonment.

Misuse of TINs. If the payer discloses or uses TINs in violation of federal law, the payer may be subject to civil and criminal penalties.

FOR ADDITIONAL INFORMATION, CONTACT YOUR TAX ADVISOR OR THE INTERNAL REVENUE SERVICE.

The Depositary for the Offer is:

CIBC Mellon Trust Company
Toronto

By Mail

P.O. Box 1036
Adelaide Street Postal Station
Toronto, Ontario
M5C 2K4

By Registered Mail, Hand or Courier

199 Bay Street
Commerce Court West
Securities Level
Toronto, Ontario
M5L 1G9

Telephone: (416) 643-5500
Toll Free 1-800-387-0825
E-Mail: inquiries@cibcmellon.com

The Information Agent for the Offer is:

Innisfree M&A Incorporated
501 Madison Avenue
20th Floor
New York, New York 10022

Shareholders Call Toll Free:
(877) 825-8631 (English speakers)
(877) 825-8777 (French speakers)
Banks and Brokers Call Collect:
(212) 750-5833

Any questions and requests for assistance may be directed by Shareholders to the Depositary or the Information Agent at their respective telephone numbers and locations set out above.

Exhibit I.(4)

See Attached

This is not a Letter of Acceptance and Transmittal. This Notice of Guaranteed Delivery is for use in accepting the offer by 6818862 Canada Inc., for all of the outstanding common shares of Pulse Data Inc.

NOTICE OF GUARANTEED DELIVERY
for Common Shares
of
PULSE DATA INC.
Pursuant to the Offer dated August 10, 2007
of
6818862 CANADA INC.
an indirect wholly-owned subsidiary of
SEITEL, INC.

THE OFFER WILL BE OPEN FOR ACCEPTANCE UNTIL 5:00 P.M. (TORONTO TIME) ON SEPTEMBER 18, 2007 (THE "EXPIRY TIME"), UNLESS EXTENDED OR WITHDRAWN.

This Notice of Guaranteed Delivery must be used to accept the offer dated August 10, 2007 made by 6818862 Canada Inc. (the "Offeror"), an indirect wholly-owned subsidiary of Seitel, Inc., to purchase all of the outstanding common shares (the "Pulse Data Common Shares") of Pulse Data Inc. ("Pulse Data"), including all common shares that may become outstanding after the date of the Offer but before the time of expiry of the Offer upon conversion, exchange or exercise of options, warrants or convertible debentures or other securities of Pulse Data that are convertible into or exchangeable or exercisable for common shares, if (i) certificates representing Pulse Data Common Shares are not immediately available, (ii) the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents cannot be delivered to the Depositary before the Expiry Time, or (iii) the procedures for book-entry transfer cannot be complied with on a timely basis. Seitel, Inc., ValueAct Capital Master Fund, L.P., and ValueAct Capital Master Fund III, L.P. are acting jointly or in concert with the Offeror in connection with the Offer.

This Notice of Guaranteed Delivery may be delivered by hand or transmitted by electronic facsimile or mail to the Depositary at the address in Toronto or facsimile number set out below and must include a guarantee by an Eligible Institution in the form set forth in this Notice of Guaranteed Delivery.

TO: CIBC Mellon Trust Company, as Depositary

By Mail:	*By Registered Mail, Hand or Courier:*	*By Facsimile Transmission:*
P.O. Box 1036 Adelaide Street Postal Station Toronto, Ontario M5C 2K4	199 Bay Street Commerce Court West Securities Level Toronto, Ontario M5L 1G9	(416) 643-3148

The terms and conditions of the Offer are incorporated by reference in this Notice of Guaranteed Delivery. Capitalized terms used but not defined in this Notice of Guaranteed Delivery which are defined in the Offer to Purchase (the "Offer to Purchase") and accompanying Circular (the "Circular" and, together with the Offer to Purchase, the "Offer and Circular") dated August 10, 2007, have the meanings ascribed to them in the Offer and Circular.

WHEN AND HOW TO USE THIS NOTICE OF GUARANTEED DELIVERY

A Shareholder who wishes to accept the Offer but (i) whose certificates representing Pulse Data Common Shares are not immediately available, (ii) who cannot deliver the certificates representing Pulse Data Common Shares, the Letter of Transmittal and all other required documents to the Depositary before the Expiry Time, or (iii) who cannot comply with the procedures for book-entry transfer on a timely basis, may nevertheless deposit such Pulse Data Common Shares under the Offer, provided that all of the following conditions are met:

(a) such deposit is made only at the Toronto office of the Depositary, at the address specified in the Letter of Transmittal, by or through an Eligible Institution;

(b) a properly completed and duly executed Notice of Guaranteed Delivery (or a manually signed facsimile) is received by the Depositary at its Toronto office, at the address specified in this Notice of Guaranteed Delivery, at or before the Expiry Time; and

(c) the certificate or certificates representing the Pulse Data Common Shares that the Shareholder wishes to deposit under the Offer, in proper form for transfer, and together with a properly completed and duly signed Letter of Transmittal (or a manually signed facsimile copy) and any other documents required by such Letter of Transmittal, are received at the Toronto office of the Depositary, at the address specified in the Letter of Transmittal, by 5:00 p.m. (Toronto time) on or before the third trading day on the TSX after the Expiry Date.

"Eligible Institution" means a Canadian Schedule 1 chartered bank, a major trust company in Canada, a member of a Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchange Medallion Program (SEMP) or a member of the New York Stock Exchange, Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

DELIVERY OF THIS NOTICE OF GUARANTEED DELIVERY TO AN ADDRESS OR TRANSMISSION OF THIS NOTICE OF GUARANTEED DELIVERY VIA A FACSIMILE NUMBER OTHER THAN SET FORTH ABOVE DOES NOT CONSTITUTE A VALID DELIVERY. TO CONSTITUTE DELIVERY FOR THE PURPOSE OF SATISFYING GUARANTEED DELIVERY, UPON RECEIPT OF THE CERTIFICATE(S) TO WHICH THIS NOTICE OF GUARANTEED DELIVERY APPLIES, THE LETTER OF TRANSMITTAL AND ACCOMPANYING CERTIFICATE(S) MUST BE DELIVERED TO THE SAME OFFICE OF THE DEPOSITARY IN TORONTO, ONTARIO WHERE THIS NOTICE OF GUARANTEED DELIVERY IS DELIVERED.

THIS NOTICE OF GUARANTEED DELIVERY IS NOT TO BE USED TO GUARANTEE SIGNATURES. IF A SIGNATURE ON THE LETTER OF TRANSMITTAL IS REQUIRED TO BE GUARANTEED BY AN ELIGIBLE INSTITUTION UNDER THE INSTRUCTIONS THERETO, SUCH SIGNATURE MUST APPEAR IN THE APPLICABLE SPACE IN THE LETTER OF TRANSMITTAL.

DO NOT SEND CERTIFICATES REPRESENTING PULSE DATA COMMON SHARES WITH THIS NOTICE OF GUARANTEED DELIVERY. SUCH CERTIFICATES MUST BE SENT WITH YOUR LETTER OF TRANSMITTAL.

TO: 6818862 CANADA INC.

AND TO: CIBC MELLON TRUST COMPANY

The undersigned hereby deposits to the Offer, upon the terms and subject to the conditions set forth in the Offer to Purchase and Letter of Transmittal, receipt of each of which is hereby acknowledged, the Pulse Data Common Shares listed below, pursuant to the guaranteed delivery procedures set forth in Section 5 of the Offer to Purchase, "Procedure for Guaranteed Delivery".

(If space is insufficient please attach a list to this Notice of Guaranteed Delivery in the form below.)

PULSE DATA COMMON SHARES

Certificate Number(s)*	Name(s) and Address(es) in which Registered	Number of Pulse Data Common Shares Represented by Certificate	Number of Pulse Data Common Shares Deposited*
	TOTAL:		

* Unless otherwise indicated, all Pulse Data Common Shares evidenced by any certificate(s) submitted to the Depositary will be deemed to have been deposited under the Offer.

Signature(s) of Holder(s) of Pulse Data Common Shares	Address(es)
Name (please print)	Zip Code/Postal Code
Date	Telephone Number (business hours)

GUARANTEE

(Not to be used for signature guarantee)

The undersigned, an Eligible Institution, guarantees delivery to the Depositary, at its address set forth herein, of the certificate(s) representing the Pulse Data Common Shares deposited hereby, each in proper form for transfer, together with a Letter of Transmittal (or a facsimile thereof), properly completed and duly signed with any required signature guarantees, covering the deposited Pulse Data Common Shares and all other documents required by the Letter of Transmittal no later than 5:00 p.m. (Toronto time) on the third trading day on the Toronto Stock Exchange after the Expiry Date.

Failure to comply with the foregoing could result in a financial loss to such Eligible Institution.

Name of Firm	Authorized Signature
Address of Firm	Name (please print)
Postal Code	Title
Telephone Number	Date

Exhibit II.(1)

See Attached

This advertisement is neither an offer to purchase nor a solicitation of an offer to sell common shares of Pulse Data Inc. The offer is made solely by the formal offer circular and take-over bid documents, and any amendments or supplements thereto, and is being made to all holders of common shares of Pulse Data Inc. The offer is not being made to, nor will common shares of Pulse Data Inc. be accepted from or on behalf of, holders of such shares in any jurisdiction in which the making of the offer or the acceptance thereof would not be in compliance with applicable law.

Notice of Offer to Purchase
All of the Outstanding Common Shares

of

PULSE DATA INC.

(TSX – "PSD")

at a price of
$3.10 Per Common Share in Cash

by

6818862 CANADA INC.,
an indirect wholly-owned subsidiary of

SEITEL, INC.

6818862 Canada Inc. (the "Offeror"), a corporation incorporated under the laws of Canada and an indirect wholly-owned subsidiary of Seitel, Inc., is offering to purchase (the "Offer"), upon the terms and subject to the conditions set forth in the Offer to Purchase, the accompanying Circular and the related Letter of Acceptance and Transmittal (the "Letter of Transmittal"), each dated August 10, 2007, each issued and outstanding common share ("Pulse Data Common Share") of Pulse Data Inc. ("Pulse Data") for $3.10 per Pulse Data Common Share in cash, less any applicable withholding taxes and without interest. Seitel, Inc., ValueAct Capital Master Fund, L.P., and ValueAct Capital Master Fund III, L.P. (collectively, the "Joint Actors") are acting jointly or in concert with the Offeror in connection with the Offer.

The Offer will be open for acceptance until 5:00 p.m. (Toronto time) on September 18, 2007 (the "Expiry Time") unless the Offer is extended or withdrawn by the Offeror.

Complete details of the terms and conditions of the Offer are set forth in the Offeror's Offer to Purchase ("Offer to Purchase") and accompanying Circular dated August 10, 2007, which is available without charge under Pulse Data's profile on the SEDAR website at www.sedar.com.

The Offer is being made at an 11.9% premium to the market price of Pulse Data Common Shares based on the closing price of $2.77 of the Pulse Data Common Shares on the Toronto Stock Exchange (the "TSX") on June 18, 2007, the last trading day prior to the announcement of an offer by Quantum Yield Inc. to purchase all of the outstanding Pulse Data Common Shares, which offer was withdrawn on June 28, 2007 and cease traded on June 29, 2007 by the Alberta Securities Commission. The Offer also represents a premium of approximately 14.8% over the price of $2.70 per share at which Pulse Data completed a bought deal private placement of

6,440,000 Pulse Data Common Shares on July 27, 2007, and a premium of approximately 3.3% over the closing price of $3.00 of the Pulse Data Common Shares on the TSX on August 9, 2007, which was the last trading day prior to the date of the Offer to Purchase and the accompanying Circular.

The Offer is subject to certain conditions, which are described in the Offer to Purchase, including, without limitation, that there shall have been validly deposited under the Offer and not withdrawn at the Expiry Time that number of Pulse Data Common Shares that, when added to the Pulse Data Common Shares then owned by the Offeror, the Joint Actors or any of their respective affiliates, constitutes at least 66 2/3% of the Pulse Data Common Shares outstanding (calculated on a fully diluted basis) at the time Pulse Data Common Shares are taken up under the Offer. Subject to applicable law, the Offeror reserves the right to withdraw the Offer and not take up and pay for Pulse Data Common Shares deposited under the Offer unless each of the conditions of the Offer is satisfied or waived by the Offeror prior to the Expiry Time. The Offer is not subject to any financing condition.

A request is being made to Pulse Data for the use of Pulse Data's shareholders lists and security position listings for the purpose of disseminating the Offer to shareholders. Upon compliance by Pulse Data with this request, the Offer to Purchase, the accompanying Circular, the Letter of Transmittal and all other relevant materials will be mailed to registered holders of Pulse Data Common Shares and will be furnished to brokers, dealers, banks, trust companies and similar persons whose names, or the names of whose nominees, appear on Pulse Data's shareholders lists, or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Pulse Data Common Shares by the Offeror.

The information contained in this advertisement is a summary only. The Offer to Purchase, the accompanying Circular and the related Letter of Transmittal contain important information and should be read carefully and in their entirety before any decision is made with respect to the Offer.

Questions and requests for assistance may also be directed to Innisfree M&A Incorporated, the information agent for the Offer, or to CIBC Mellon Trust Company, the depositary for the Offer, as follows:

Information Agent
Tel (English): (877) 825-8631
Tel (French): (877) 825-8777
Banks and Brokers Call: (212) 750-5833

Depositary
Tel: (416) 643-5500
Toll Free: 1-800-387-0825
Email: inquiries@cibcmellon.com

END